adidas-Salomon

adidas-Salomon AG Postfach 1120 91072 Herzogenaurach Germany
Phone: (+49) 9132 84 2803 Fax: (+49) 9132 84 3219 gabriele.dirian@adidas.de
www.adidas-Salomon.com

United States Securities
and Exchange Commission
Attn. Mr. Paul Dusek
Division of Corporate Finance
450 Fifth Street, NW

Washington, D.C. 20549
USA

04045324

SUPPL

RECEIVED
2004 OCT -5 A 3:33
OFFICE OF INTERNATIONAL CORPORATE FINANCE

30.09.2004

adidas-Salomon AG
SEC Filing
Exemption purs. to rule 12g-3-2(b) under the Securities Exchange Act of 1934
File No. 83-42 78

Dear Mr. Dusek,

in compliance with the above rule, please find attached

- an English translation of our annoucement on the payment of dividends published in Germany (Attachment No. 1)
- the First Quarter Report 2004 (Attachment No. 2)
- the First Half Year Report 2004 (Attachment No. 3)

If you need further information, please do not hesitate to contact me.

Kind regards,

Attachment

Gabriele Dirian
Company Secretary

PROCESSED
OCT 05 2004
THOMSON
FINANCIAL

adidas-Salomon

adidas-Salomon AG
Herzogenaurach

- Security Identification Number 500 340 -
- ISIN: DE0005003404 -

Announcement of Distribution of a Dividend

The Annual General Meeting of May 13, 2004 has resolved to distribute a dividend for the fiscal year 2003 in the amount of EUR 1.00 per no-par-value share on the stock capital per 31 December 2003 of EUR 116,361,600.

As no physical share certificates have been issued, the payment of the dividend will be carried out as of May 14, 2004 by Clearstream Banking AG, Frankfurt am Main, via the depositary banks after a deduction of 20% withholding tax and 5.5% solidarity tax payable on such withholding tax (total deduction of 21.1 %).

The withholding tax and the solidarity tax payable on such withholding tax will be credited against the income tax or withholding tax of shareholders residing in Germany.

The withholding tax and solidarity tax shall not be deducted for those shareholders who have submitted to their depositary banks a "non-assessment note" ("Nicht-Veranlagungsbescheinigung") issued by their responsible tax authority. The same shall fully or partially apply to those shareholders who have provided their depositary bank with a "certificate of tax exemption" ("Freistellungsauftrag"), insofar as the volume of the exemption stated therein has not already been used up by other income from capital.

For shareholders residing in Germany, the taxation of the dividend shall be carried out in accordance with the regulations of the income tax laws (half-income procedure) or resp. of the corporation income tax laws.

Central paying agency shall be Dresdner Bank AG.

Herzogenaurach, May 2004

adidas-Salomon AG
The Executive Board

hv2004/doks/dividend_e.doc-REC/DI/sm

adidas-Salomon
FIRST QUARTER REPORT 2004



adidas-Salomon

NET SALES € in millions


2000
1,517
2001
1,558
2002
1,638
2003
1,669
2004
1,623

BASIC EARNINGS PER SHARE €


2000
1.16
2001
1.02
2002
0.95
2003
1.13
2004
1.58

adidas-Salomon SEGMENTAL INFORMATION € in millions

	1st Quarter 2004	1st Quarter 2003	Change
adidas			
Net sales	**1,378**	1,405	(2.0%)
Gross profit	**608**	554	9.7%
Operating profit	**182**	135	34.2%
Number of employees at end of period	**9,708**	8,851	9.7%
Salomon			
Net sales	**122**	124	(1.0%)
Gross profit	**39**	41	(6.6%)
Operating profit	**(18)**	(15)	(14.4%)
Number of employees at end of period	**2,842**	2,776	2.4%
TaylorMade-adidas Golf			
Net sales	**116**	134	(13.1%)
Gross profit	**52**	59	(12.2%)
Operating profit	**(13)**	2	–
Number of employees at end of period	**1,209**	1,136	6.4%

FINANCIAL HIGHLIGHTS (IFRS)

	1st Quarter 2004	1st Quarter 2003	Change
Operating Highlights € in millions			
Net sales	**1,623**	1,669	(2.8%)
Income before taxes	**130**	98	33.1%
Net income	**72**	51	40.9%
Key Ratios %			
Gross margin	**45.9**	42.5	3.4pp
Selling, general and administrative expenses as a percentage of net sales	**35.6**	34.0	1.6pp
EBITDA as a percentage of net sales	**10.9**	8.9	2.0pp
Effective tax rate	**40.7**	41.0	(0.3pp)
Net income as a percentage of net sales	**4.4**	3.1	1.4pp
Equity ratio	**31.9**	26.0	5.9pp
Financial leverage	**71.2**	143.8	(72.6pp)
Balance Sheet Data € in millions			
Total assets	**4,602**	4,341	6.0%
Inventories	**1,074**	1,119	(4.0%)
Receivables and other current assets	**1,658**	1,742	(4.8%)
Working capital	**1,729**	1,641	5.4%
Net total borrowings	**1,045**	1,624	(35.7%)
Shareholders' equity	**1,468**	1,130	30.0%
Per Share of Common Stock €			
Basic earnings per share	**1.58**	1.13	40.6%
Diluted earnings per share	**1.58**	1.13	40.6%
Basic earnings per share (without goodwill amortization)	**1.83**	1.37	33.0%
Operating cash flow per share	**(0.92)**	(2.41)	62.0%
Share price at end of period	**94.47**	80.80	16.9%
Other at end of period			
Number of employees	**16,028**	14,815	8.2%
Number of shares outstanding	**45,537,050**	45,440,250	0.2%
Average number of shares	**45,524,092**	45,437,094	0.2%

Rounding differences may arise in percentages and totals for figures presented in millions as calculation is always based on the figures stated in thousands.

BEST AVAILABLE COPY

OPERATIONAL HIGHLIGHTS FIRST QUARTER 2004 ///



JANUARY /// adidas opens a Sport Performance concept store in Toulouse, France.

JANUARY /// adidas Golf signs new, long-term partnership with the Royal and Ancient Golf Club of St. Andrews as "Preferred Apparel Supplier" to The Open Championship.



JANUARY /// adidas receives the "Image Profile 2004" award in the category "consumer goods/textiles". The bi-annual award is presented by Manager Magazin, a renowned German business magazine.

FEBRUARY /// adidas launches its global brand campaign "Impossible Is Nothing" featuring among others Muhammad and Laila Ali, David Beckham and Tracy McGrady.



FEBRUARY /// adidas signs endorsement deals with the Hellenic Football Federation and the Latvia Football Federation. Altogether, adidas will support five teams including Germany, Spain and defending European Champion France during the UEFA EURO 2004™.

FEBRUARY /// adidas is the strongest brand in Germany according to a brand study by the market research institute GfK and the business magazine Wirtschaftswoche.



MARCH /// adidas extends contract with David Beckham until 2008. In addition, Beckham gets his own signature collection featuring his own personal logo, which is inspired by his trademark free kicks.



MARCH /// adidas and Salomon launch the revolutionary Ground Control System™.

MARCH /// adidas-Salomon is the winner of the German Environment Reporting Award 2003/2004 (DURA) in the category "Best Sustainability Report".



MARCH /// The ClimaCool® running shoe and the F50 football boot are both awarded the reddot design award, a well-known international product design competition organized by the North Rhine-Westphalian Design Center in Essen, Germany.


reddot design award
winner 2004

MARCH /// adidas announces its role as Official Supporter of the 2004 Olympic Games in Athens. In addition, adidas supports 21 National Olympic Committees including the USA, Germany, Great Britain, France, Greece and Cuba. Overall, about 5,000 athletes will be wearing adidas.


ATHENS 2004

SPORTING HIGHLIGHTS FIRST QUARTER 2004 ///



JANUARY /// No. 1 ranked Justine Henin-Hardenne wins her third Grand Slam title at the Australian Open.

FEBRUARY /// At the X-Games in Aspen, Colorado, Salomon team riders Karin Huttary and Aleisha Cline take first and second place in the Skier X and Simon Dumont wins the Super Pipe Contest.



FEBRUARY /// Tracy McGrady sets a new season record by scoring 62 points in one game during the 108-99 win of his Orlando Magic against the Washington Wizards.



FEBRUARY /// TaylorMade Tour Staff professional Mike Weir captures the 2004 Nissan Open title for the second time in a row.

FEBRUARY /// At the FIBT Bob Sled World Championships in Koenigssee, Germany, the adidas sponsored German National Team wins 10 of 15 possible medals, including three gold and four silver medals.



MARCH /// By winning all five Crystal Globes, Salomon team riders Anja Paerson and Renate Goetschl make Salomon the most decorated brand in the 2004 Alpine World Cup.



MARCH /// Steffen Wesemann wins the 88th Tour of Flanders in Belgium. This marks the sixth triumph for the adidas Cycling sponsored T-Mobile Team in the 2004 season.



MARCH /// At the IAAF Track & Field Indoor World Championships Yelena Isinbayeva wins the pole vault and sets a new world record. Overall, adidas sponsored athletes win five gold, three silver and seven bronze medals.

DEAR SHAREHOLDERS,

I am sure by now you've all seen and felt the impact and creativity of our new global branding effort "Impossible is Nothing". It's direct, it's different. It talks about people taking risks, defying the odds and following dreams.

Frankly, I could not have asked for a better theme to describe our performance in the first quarter of 2004. The steps we've taken all along, and particularly those we took to overcome the challenges of last year, are paying off. Our margins have strengthened sharply, our brand and marketing efforts are gaining momentum every day and we're starting to see measurable progress in North America. These developments have led us to increase our 2004 earnings target. All in all, a great start to a great year.

Let me review the quarter's highlights. First and foremost, our focus on the North American market has started to deliver visible results. While currency-neutral sales for adidas in North America were down 8% on the prior year, this is a significant improvement over our position just a quarter ago and is markedly better than the original order book which had projected a nearly 20% sales decline in the region. And still more encouraging was that orders at the end of this quarter were even better.



HERBERT HAINER ///
CHAIRMAN AND CHIEF EXECUTIVE OFFICER

We have a long way to go in North America and we don't expect positive sales development in the region until the second half of the year. But it is clear to me that my Executive Board colleague Erich Stamminger and his team in North America are doing all the right things both quickly and with an unyielding focus on sport performance in our products and communication. This enables us to generate real momentum in the crucial North American marketplace.

Our other regions also posted strong results. In Europe, we delivered a record operating profit – up more than 30% over the prior year – thanks to solid top-line growth and our highest gross margin in the region ever. In Asia, all major P&L items improved and adidas orders were up 20%. And in Latin America, currency-neutral sales grew over 40% and operating profit more than doubled.

These regional performances all contributed to the Group achieving one of the highest first quarter profit levels ever. On the back of modest growth in currency-neutral sales of 3%, the most striking feature of the quarter was our gross margin, which increased by 340 basis points to 45.9%. This leap is due to our improving product mix and increasing adidas own-retail activities as well as the strengthened euro position versus the US dollar compared to the prior year. Operating expenses increased due to timing effects in marketing expenditures associated with our new "Impossible is Nothing" campaign and the beginnings of our sponsorship of and activities surrounding the Summer Olympic Games in Athens. Our operating profit is up more than 20% versus the first three months of 2003, helping earnings to increase 41% to € 72 million. We also continue to focus on maximizing our free cash flow, reducing our debt level by 36%.

Each of our brands made equally impressive strategic gains. Since the beginning of the year, we've launched our Sport Performance Center retail concept in Toulouse. We've opened new Sport Heritage stores in Boston, Sendai, Sapporo and Manchester. We bought out our joint venture partner in Turkey, and in Japan we began a tender offer for full ownership of Salomon & Taylor Made Co., Ltd. to take even more control of our brands globally.

We also further solidified our relationships with teams and personalities that capture consumer attention and set styles. We extended our agreement with Real Madrid, the world's most successful football club, until 2012. We have also deepened and expanded our partnership with the world's most famous football star, David Beckham, creating a new Beckham logo that will be used on several new product lines. We also announced a formal partnership with the popular hip-hop artist Missy Elliott to expand our product offering to the urban women's market. And we haven't finished increasing our brand appeal to women – expect more news here in the coming months.

With a great quarter like this as a start, we are confident that the full year performance in 2004 will be better than we had originally expected. We project currency-neutral sales to grow between 3 and 5%. We anticipate achieving full year gross margin of at least 45%. And we expect to deliver visible operating margin improvements – which is our most important measure of operational success. Taken all together, we now expect net income for the Group to grow by 10 to 15%.

As you can imagine, I am extremely impressed with how committed our organization has been to overcoming the challenges we faced, and to delivering stronger performance. As you are reading this report, athletes around the world are preparing to deliver top performance in the sports arena. Right now, Olympic athletes and European football teams are tuning up for two of the most dramatic sporting events around the globe. As the year unfolds, adidas-Salomon brands and products will be right there with these competitors, helping them show that "Impossible is Nothing". And as you have seen with this quarter's performance, it's clearly an idea that motivates our Group in everything we do as well.

Yours sincerely,

Herbert Hainer
Chairman and CEO

OUR SHARE /// AFTER THE STRONG PERFORMANCE OF MOST MAJOR INDICES IN 2003, DEVELOPMENT OF STOCK MARKETS WORLDWIDE WAS MIXED DURING THE FIRST THREE MONTHS OF 2004. WHILE LARGELY BETTER-THAN-EXPECTED ECONOMIC DATA SUPPORTED FURTHER SHARE PRICE INCREASES ESPECIALLY TOWARDS THE END OF THE PERIOD, RENEWED CONCERNS SURROUNDING GLOBAL TERRORISM AND UNCERTAINTIES REGARDING THE SITUATION IN THE MIDDLE EAST ACTED AS A BRAKE IN THE FIRST QUARTER. NEVERTHELESS, THE adidas-Salomon SHARE INCREASED 5% DURING THE PERIOD.

SHARE PRICE DEVELOPMENT IN 2004[1]



110
105
100
95
90
Dec. 31 2003
Mar. 31 2004
adidas-Salomon
DAX-30
MSCI World Textiles, Apparel & Luxury Goods

[1] Index: December 31, 2003 = 100

PERFORMANCE OF THE adidas-Salomon SHARE AND IMPORTANT INDICES AT MARCH 31, 2004 in %

	year-to-date	1 year	since IPO[1]
adidas-Salomon	5	17	172
DAX-30	(3)	59	64
MSCI World Textiles, Apparel & Luxury Goods	8	63	54

[1] November 17, 1995

SHARE PRICE CONTINUES TO ADVANCE /// During the first quarter of 2004, the adidas-Salomon share price continued its strong performance trend, which had started in the middle of 2003. After an increase of more than 20% in the fourth quarter alone, further share price increases at the beginning of the first three months of 2004 were driven by a promising outlook for the Group in 2004. In addition, the continued high level of the euro against the US dollar as well as improved consumer and business confidence in the USA and Europe helped the adidas-Salomon share price reach its high for the 3-month period on January 26 of € 96.00. These increases, however, were partly offset by a share price decline following the release of preliminary 2003 full year results by adidas-Salomon with continuing market difficulties in North America apparent. Activities surrounding the bankruptcy of a major US sporting goods retailer, disappointing labor market data as well as a strong decline in consumer confidence in the USA put further pressure on the share price during the month of February and at the beginning of March. However, despite renewed concerns surrounding global terrorism and uncertainties regarding the development in the Middle East, the adidas-Salomon share price rebounded towards the end of the reporting period. This was mainly a result of the positive 2004 outlook in general and with regard to the situation in North America in particular provided by adidas-Salomon's Management during the analyst conference on the occasion of the Group's final full year results release on March 10. At the end of the quarter, the adidas-Salomon share price stood at € 94.47. With an increase of 5% compared to the 2003 year-end level, the adidas-Salomon share outperformed the DAX-30, Germany's premiere stock index, which declined 3% during the same period. The Morgan Stanley Capital International (MSCI) World Textiles, Apparel & Luxury Goods Index, which comprises the Group's major competitors, increased 8% in the first quarter.

€ 1.00 DIVIDEND PROPOSAL /// The adidas-Salomon Executive Board will recommend paying a dividend of € 1.00 for 2003 to our shareholders at the Annual General Meeting on May 13, 2004. This proposal, which represents a total payout of approximately € 45 million and a payout ratio of 17% of consolidated net income, reflects our continued commitment to improve the Group's financial condition while simultaneously creating substantial value for our shareholders. 2003 is the eighth consecutive year in which, subject to Annual General Meeting approval, we were able to meet or exceed the targeted range defined in our dividend policy, which recommends a payout ratio of between 15 and 20% of consolidated net income.

THE adidas-Salomon SHARE

Number of shares outstanding	
first quarter average	45,524,092
at March 31	45,537,050[1]
Type of share	No-par-value share
Free float	100%
Initial Public Offering	November 17, 1995
Stock exchange	Frankfurt
Stock registration number	ISIN DE0005003404
Stock symbol	ADS
Important indices	DAX-30
	MSCI World Textiles, Apparel & Luxury Goods
	Deutsche Börse Prime Consumer Index
	Dow Jones STOXX
	Dow Jones EURO STOXX
	Dow Jones Sustainability
	FTSE4Good Europe

[1] All of the shares carry full dividend rights.

DIRECTORS' DEALINGS REPORTED ON CORPORATE WEBSITE /// Two members of adidas-Salomon's Management, as defined by the German Securities Trading Act (Wertpapierhandelsgesetz), traded adidas-Salomon shares for a total value of € 25,000 or more within any 30-day period during the first three months of 2004. Christian Tourres, a member of adidas-Salomon's Supervisory Board and a former Executive Board member, sold 20,000 shares at the beginning of March. Charles Thomas Scott, also a member of the Supervisory Board, sold 2,000 shares during the same month. Detailed information regarding Directors' Dealings can be found in the Corporate Governance section on our corporate website at www.adidas-Salomon.com.

adidas-Salomon /// IN THE FIRST THREE MONTHS OF 2004, THE GLOBAL ECONOMY CONTINUED ITS RECOVERY WHICH HAD STARTED IN THE PRIOR YEAR AND MACROECONOMIC SIGNALS FROM MOST REGIONS WERE LARGELY POSITIVE. FIRST QUARTER SALES FOR THE GROUP INCREASED 3% ON A CURRENCY-NEUTRAL BASIS. IN EURO TERMS, REVENUES DECLINED 3% TO € 1.623 BILLION IN 2004 FROM € 1.669 BILLION IN 2003. adidas-Salomon GROSS MARGIN AS A PERCENTAGE OF SALES GREW 3.4 PERCENTAGE POINTS TO 45.9% IN THE FIRST QUARTER OF 2004 (2003: 42.5%) AS A RESULT OF OUR IMPROVING PRODUCT MIX AND INCREASED OWN-RETAIL ACTIVITIES AT adidas AS WELL AS FAVORABLE CURRENCY DEVELOPMENTS. THIS GROSS MARGIN IMPROVEMENT ALSO DROVE THE 24% INCREASE IN THE GROUP'S OPERATING PROFIT TO € 144 MILLION IN THE FIRST THREE MONTHS OF 2004 VERSUS € 116 MILLION DURING THE SAME PERIOD OF 2003. adidas-Salomon's INCOME BEFORE TAXES WAS € 130 MILLION, UP 33% VERSUS € 98 MILLION IN 2003. LOWER MINORITY INTERESTS AND A LOWER TAX RATE ALSO POSITIVELY IMPACTED THE GROUP'S NET INCOME, WHICH GREW 41% TO € 72 MILLION IN 2004 FROM € 51 MILLION IN 2003. THIS REPRESENTS BASIC EARNINGS PER SHARE OF € 1.58 VERSUS € 1.13 IN THE PRIOR YEAR.

THE MARKET

LARGELY POSITIVE MACROECONOMIC SIGNALS /// Macroeconomic signals from the world economy were largely positive during the first quarter of 2004. Despite differing opinions regarding the extent of the recovery in the USA, the lower-than-expected economic growth in the Euro Zone and fears surrounding global terrorism especially after the Madrid bombings, global economic activity continued to accelerate. In the USA, the combination of fiscal and monetary policies seems to have brought the country's private sector onto a solid growth path and consumer confidence is at a higher level than in the previous year. In contrast, the economic growth has been slow in Europe and is mainly attributable to an acceleration in exports, while domestic demand remained weak. Further, high unemployment rates and the strong euro led to a decline in consumer and business sentiment in many countries in the region. In Japan, economic indicators showed a predominantly positive trend in the first quarter of the year. Exports continued to be the driver of economic growth, helping to offset the margin pressure from the rising exchange rates. Within Latin America, economic developments have been more favorable than expected. Despite some sluggishness in a number of the region's countries at the beginning of the year, economic growth accelerated during the three-month period.

SPORTING GOODS SECTOR CONTINUES TO IMPROVE /// The state of the sporting goods industry improved during the first three months of 2004. In the USA, the encouraging development is reflected in strong results reported by many retailers and suppliers during the first quarter. In addition, higher average selling prices were also recorded within the industry. However, the bankruptcy filing of one of the major athletic specialty retailers was in contrast to the generally positive trend in this market. In Europe, sporting goods retailers were confronted with a difficult market environment. This was reflected in aggressive price strategies, in particular in the UK. In Japan, the sporting goods market showed a slight downward trend. This was mainly due to the absence of major sporting events during the first quarter which are particularly important in this market.

QUARTERLY CONSUMER CONFIDENCE DEVELOPMENT[1]



140
120
100
80
Mar. 03
Jun. 03
Sep. 03
Dec. 03
Mar. 04

USA, Source: Conference Board
Euro Zone, Source: European Commission
Japan, Source: Economic and Social Research Institute, Government of Japan

[1] Index: March 31, 2003 = 100

EXCHANGE RATE DEVELOPMENT[1] € 1 equals

	Average rate 2003	Q2 2003	Q3 2003	Q4 2003	**Q1 2004**	Average rate 2004
USD	1.1313	1.1427	1.1652	1.2630	**1.2224**	1.2514
JPY	130.98	137.32	128.80	135.05	**126.97**	134.13
GBP	0.6920	0.6932	0.6986	0.7048	**0.6659**	0.6801

[1] Spot rates at quarter-end

GROUP BUSINESS PERFORMANCE

adidas-Salomon CURRENCY-NEUTRAL SALES UP 3% DURING THE FIRST QUARTER /// During the first quarter of 2004, Group sales increased 3% on a currency-neutral basis. In euro terms, revenues declined 3% to € 1.623 billion in 2004 from € 1.669 billion in 2003.

adidas DRIVES TOP-LINE GROWTH IN THE FIRST QUARTER /// Sales growth in the adidas segment set the pace for Group performance in the first quarter of 2004. Currency-neutral revenues increased 3%. The success of our "Apparel Breakthrough" initiative was the main contributor to this development, driving positive currency-neutral sales development in all major apparel categories. Overall, the Sport Performance division recorded solid growth, while sales in the Sport Heritage division declined. Sport Style revenues grew at a strong double-digit rate, albeit from a small base. In the Salomon segment, revenues increased by 2% on a currency-neutral basis in the first quarter of 2004, driven by positive developments in the cycling, nordic and apparel categories. Revenues in the TaylorMade-adidas Golf segment decreased 4% on a currency-neutral basis. This was mainly related to the timing of 2004 product launches and the resulting increased clearance sales. Currency translation effects from a strong euro, especially versus the US dollar, negatively impacted sales at all brands in euro terms. As a result, adidas sales in euro terms declined 2% to € 1.378 billion in the first quarter of 2004 from € 1.405 billion in 2003. Salomon sales in euros were down 1% to € 122 million in the first three months of 2004 from € 124 million the prior year, and TaylorMade-adidas Golf sales in euro terms declined 13% to € 116 million in 2004 from € 134 million in 2003.

Q1 NET SALES € in millions

2000	1,517
2001	1,558
2002	1,638
2003	1,669
2004	1,623

Q1 2004 NET SALES BY REGION


Latin America 3%
Asia 17%
North America 21%
Europe 59%

SALES IN EUROPE INCREASE 4% ON A CURRENCY-NEUTRAL BASIS /// First quarter Group sales in Europe grew 4% on a currency-neutral basis, which represents an improvement of 2% in euro terms to € 951 million in 2004 from € 933 million in 2003. Sales growth within the adidas segment was the driver of this development, with solid increases in France, Iberia, the UK and the emerging markets helping to push currency-neutral adidas sales up 4% in the region. In euro terms, revenues at adidas increased 2% to € 845 million in 2004 from € 825 million in 2003. Salomon sales grew 2% on a currency-neutral basis in the first quarter of 2004 with major increases coming from Italy, Austria and the emerging markets. In euro terms, first quarter sales for Salomon increased by 1% to € 90 million from € 89 million. The TaylorMade-adidas Golf segment reported a 16% decrease in sales on a currency-neutral basis in the first three months of 2004 as a result of lower sales throughout the region. In euro terms, revenues at TaylorMade-adidas Golf declined 17% to € 16 million in 2004 from € 20 million in 2003.

CURRENCY-NEUTRAL SALES IN NORTH AMERICA DOWN 7% VERSUS PRIOR YEAR /// In North America, Group sales during the first quarter declined 7% on a currency-neutral basis or 19% in euro terms to € 328 million in 2004 from € 405 million in 2003. Currency-neutral sales at adidas were down 8% in the first quarter due to a decrease in footwear sales in the Sport Performance division. This development represents a significant improvement over our position in the prior quarter and is markedly better than the original order book which had projected a nearly 20% currency-neutral sales decline in the region. In euro terms, sales for the adidas segment decreased 21% to € 243 million in 2004 from € 306 million in 2003. Currency-neutral sales at Salomon were down 6% due to declines in all major categories except cycling components. Salomon sales in euro terms decreased 16% to € 24 million in 2004 from € 29 million in 2003. The TaylorMade-adidas Golf segment reported stable sales on a currency-neutral basis in the first quarter of 2004 as a result of mixed category development in the region. In euro terms, sales at TaylorMade-adidas Golf declined 13% to € 61 million in 2004 from € 70 million in 2003.



adidas SPORT PERFORMANCE ///
CLIMACOOL® DIALECT RUNNING SHOE

Q1 2004 NET SALES GROWTH BY BRAND AND REGION[1] in %

	Europe	North America	Asia	Latin America	Total
adidas	2	(21)	(1)	34	(2)
Salomon	1	(16)	28	88	(1)
TaylorMade-adidas Golf	(17)	(13)	(9)	-	(13)
Total	**2**	**(19)**	**(2)**	**36**	**(3)**

[1] Versus the prior year

Q1 2004 CURRENCY-NEUTRAL NET SALES GROWTH BY BRAND AND REGION[1] in %

	Europe	North America	Asia	Latin America	Total
adidas	4	(8)	7	42	3
Salomon	2	(6)	35	96	2
TaylorMade-adidas Golf	(16)	0	(3)	-	(4)
Total	**4**	**(7)**	**6**	**43**	**3**

[1] Versus the prior year

CURRENCY-NEUTRAL SALES IN ASIA GROW 6% /// Sales for adidas-Salomon in Asia increased 6% on a currency-neutral basis in the first quarter of 2004. In euro terms, revenues in Asia decreased 2% to € 276 million in 2004 from € 281 million in 2003. Sales in the adidas segment were up 7% on a currency-neutral basis in Asia, driven by double-digit sales increases in Japan, China and Australia. In euro terms, adidas sales decreased 1% to € 232 million in 2004 from € 234 million in 2003. First quarter revenues for the Salomon segment increased 35% on a currency-neutral basis supported by strong improvements in Korea. In euro terms, Salomon sales increased 28% to € 6 million in 2004 from € 5 million in 2003. First quarter revenues at TaylorMade-adidas Golf declined 3% on a currency-neutral basis as a result of lower sales in Korea. In euro terms, TaylorMade-adidas Golf sales decreased 9% to € 38 million in 2004 from € 42 million in 2003.

CURRENCY-NEUTRAL SALES IN LATIN AMERICA UP 43% /// In Latin America, where revenues are generated predominately by adidas, currency-neutral sales increased 43% in the first quarter, making it the fastest growing region within the Group. Higher sales in Argentina, Brazil and Mexico were the main drivers of this improvement. In euro terms, sales grew 36% to € 49 million in 2004 from € 36 million in 2003. Sales for adidas improved 42% on a currency-neutral basis in the first quarter of 2004. This represents an increase of 34% in euro terms to € 47 million in 2004 from € 35 million in 2003. Salomon and TaylorMade-adidas Golf, while only minor components in overall sales, continued to grow rapidly both on a currency-neutral basis as well as in euro terms.

APPAREL IS FASTEST GROWING PRODUCT CATEGORY /// In the first quarter of 2004, currency-neutral apparel sales increased 13%, led by double-digit growth rates in the Sport Performance football and running categories, the Sport Heritage division and at Salomon. In euro terms, apparel sales grew 8% to € 623 million in 2004 from € 577 million in 2003. Currency-neutral footwear sales decreased 3% in the first three months of 2004. Improvements in the Sport Performance football and training categories could not compensate for declines in other product categories, particularly in North America. In euro terms, footwear sales decreased 9% to € 769 million in the first quarter of 2004 from € 841 million in 2003. First quarter hardware sales declined 2% on a currency-neutral basis. Solid increases at adidas, driven by higher football sales, were more than offset by reduced winter sports and golf sales at Salomon and TaylorMade-adidas Golf. In euro terms, the decline was 8% to € 231 million in 2004 from € 251 million in 2003.



adidas SPORT HERITAGE /// TRIMM TRAB TT JACKET

GROUP GROSS MARGIN UP 3.4 PERCENTAGE POINTS /// adidas-Salomon gross margin grew 3.4 percentage points to 45.9% of sales in the first quarter of 2004 (2003: 42.5%). This represents the highest first quarter gross margin in the history of our Group and reflects the improving product mix, increased adidas own-retail activities as well as favorable currency effects due to our international sourcing structure. While a large majority of our product purchases are invoiced in US dollars, our sales are denominated primarily in euro and other currencies, which, for the most part, significantly appreciated versus the dollar in the course of the last 12 months. As a result of the strong gross margin improvement, gross profit for the Group rose 5.1% in the first quarter of 2004 to reach € 744 million versus € 708 million in 2003.

OPERATING EXPENSES INCREASE BY 1% /// Operating expenses, including selling, general and administrative expenses (SG&A) and depreciation and amortization (excluding goodwill), increased by 1% to € 601 million in the first quarter of 2004 from € 592 million in 2003. As a percentage of sales, this equates to 37.0%, which is 1.5 percentage points higher than the 2003 level of 35.5%. This increase reflects timing effects in the marketing working budget expenditures associated with our adidas "Impossible is Nothing" global advertising campaign as well as initial expenditures for the Olympic Summer Games in Athens. Operating expenses were also impacted by the continued expansion of adidas own-retail activities as well as increased doubtful debt provisions at TaylorMade-adidas Golf. Slightly higher research and development expenditures also played a role.

OPERATING PROFIT GROWS 24% /// Group operating profit increased 24% to € 144 million in 2004 from € 116 million in the first quarter of 2003, reflecting the quarter's strong gross margin development. Similarly, the operating margin grew 1.9 percentage points to 8.9% in the first three months of 2004 versus 7.0% in the same period 2003.

FINANCIAL EXPENSES REDUCED FURTHER /// adidas-Salomon goodwill amortization was stable versus the prior year at € 11 million in the first quarter of 2004. Royalty and commission income declined 13% to € 9 million in 2004 from € 11 million in 2003 mainly as a result of currency effects. Financial expenses declined 33% to € 12 million in 2004 from € 18 million in the first quarter of 2003. The main factor contributing to this development was lower interest expenses associated with a lower average level of debt.



adidas SPORT PERFORMANCE ///
PRAJNA HIGH TRAINING SHOE

Q1 GROSS MARGIN in %

2000	42.0
2001	41.7
2002	41.8
2003	42.5
2004	45.9

Q1 OPERATING PROFIT € in millions

2000	115
2001	124
2002	98
2003	116
2004	144

INCOME BEFORE TAXES UP 33% /// As a result of operating improvements and the positive development of financial expenses, adidas-Salomon IBT increased 33% to € 130 million in the first quarter of 2004 from € 98 million in 2003. As a percentage of sales, income before taxes improved by 2.2 percentage points to 8.0% in 2004 from 5.8% in 2003.

NET INCOME UP 41% /// Net income for the Group increased 41% to € 72 million in the first quarter of 2004 from € 51 million in 2003. Solid currency-neutral sales increases, coupled with the improving gross and operating margins, and supported by lower financial expenses, were the drivers of this improvement. Minority interests were down 23% to € 5 million in 2004 (2003: € 6 million) mainly due to lower profits at adidas Korea. The Group tax rate declined 0.3 percentage points to 40.7% in the first three months of 2004 from 41.0% in 2003.

Q1 INCOME BEFORE TAXES € in millions

2000	101
2001	92
2002	79
2003	98
2004	130

Q1 NET INCOME € in millions

2000	53
2001	46
2002	43
2003	51
2004	72

€ 1.58 BASIC EARNINGS PER SHARE /// adidas-Salomon basic earnings per share increased 41% to € 1.58 for the first three months of 2004 versus € 1.13 in 2003. The Group's total number of shares outstanding increased by 83,300 shares in the first three months of 2004 to 45,537,050 as a result of the Management Stock Option Plan (MSOP) of adidas-Salomon AG (see note 4, page 26). Consequently, the average number of shares used in the calculation of basic earnings per share was 45,524,092 (first three months 2003 average: 45,437,094). First quarter diluted earnings per share were also € 1.58 in 2004 (2003: € 1.13).

RETAIL INCREASES DRIVE EMPLOYEE GROWTH /// At March 31, 2004, adidas-Salomon employed 16,028 people. This represents an increase of 8% versus the previous year's level of 14,815 and a 2% increase since the end of 2003 when the Group employed 15,686 people. New employees were primarily added in own retail.



adidas SPORT HERITAGE ///
GIRLS COOLER T-SHIRT

FINANCE AND INVESTMENT

TOTAL ASSETS INCREASE /// At the end of the first quarter of 2004, total assets increased by 6% to € 4.602 billion versus € 4.341 billion in the prior year mainly as a result of investments in short-term financial assets. Compared to the 2003 year-end level, total assets increased by 10%.

INVENTORIES REDUCED BY 4% /// Group inventories were reduced by 4% to € 1.074 billion at the end of the first quarter of 2004 from € 1.119 billion in 2003. On a currency-neutral basis, inventories were down 1%.

RECEIVABLES DOWN BY 5% /// Receivables at adidas-Salomon were reduced by 5% to € 1.346 billion at the end of the first quarter of 2004 versus € 1.410 billion in the prior year. On a currency-neutral basis, this represents a decline of 2%.

FIXED ASSETS DECREASE BY 4% /// Fixed assets decreased by 4% to € 1.126 at the end of March 2004 versus € 1.169 billion in 2003, with approximately € 20 million due to currency effects. Disposals further reduced fixed assets by € 8 million. The change in fixed assets due to additions of approximately € 137 million was counterbalanced by depreciation and amortization including goodwill of approximately € 153 million. These additions mainly relate to the expansion of own-retail activities and IT infrastructure.

OTHER NON-CURRENT ASSETS GROW /// Other non-current assets grew by 82% to € 132 million at the end of the first quarter of 2004 from € 73 million in 2003, mainly due to higher prepayments for new or extended long-term promotion contracts in football.

OTHER NON-CURRENT LIABILITIES INCREASE BY 45% /// Other non-current liabilities increased by 45% to € 32 million at the end of March 2004 from € 22 million in 2003, primarily due to an increase in the negative fair value of financial instruments used for hedging activities within the Group and increased obligations under capital lease contracts.



adidas SPORT PERFORMANCE ///
F50 FOOTBALL BOOT

BALANCE SHEET STRUCTURE[1] in % of total assets

	2004[2]	2003[2]
ASSETS		
Cash and cash equivalents	4.6	1.6
Short-term financial assets	4.4	0.0
Accounts receivable	29.3	32.5
Inventories	23.3	25.8
Other current assets	6.8	7.6
Total current assets	68.4	67.5
Fixed assets	24.5	26.9
Deferred tax assets	4.3	3.9
Other non-current assets	2.9	1.7
Total non-current assets	31.6	32.5
Total assets	100.0	100.0
LIABILITIES, MINORITY INTERESTS AND SHAREHOLDERS' EQUITY		
Accounts payable	10.7	12.1
Income taxes	4.2	3.2
Accrued liabilities and provisions	12.1	10.8
Other current liabilities	3.8	3.6
Total current liabilities	30.8	29.7
Long-term borrowings	31.7	39.0
Pensions and similar obligations	2.3	2.3
Deferred tax liabilities	1.3	1.2
Other non-current liabilities	0.7	0.5
Total non-current liabilities	36.1	43.0
Minority interests	1.2	1.3
Shareholders' equity	31.9	26.0
Total liabilities, minority interests and shareholders' equity	100.0	100.0

[1] For absolute figures see Consolidated Balance Sheet.
[2] At March 31

EQUITY RATIO FURTHER STRENGTHENED /// The Group's equity base was further strengthened in the first three months of 2004. Equity rose by 30% to 1.468 billion at the end of March 2004 versus € 1.130 billion in 2003. The majority of the net income was retained within the Group and used to strengthen the equity base. In addition, the equity component of the convertible bond which was issued in October 2003 strongly influenced the rise in shareholders' equity. The equity ratio rose by 5.9 percentage points to 31.9% at the end of the first quarter of 2004 from 26.0% in 2003. Compared to the 2003 year-end level of € 1.356 billion, equity increased by 8%.



adidas SPORT HERITAGE /// LEATHER BOMBER JACKET

Q1 TOTAL ASSETS[1] € in millions

2000	3,763
2001	4,189
2002	4,420
2003	4,341
2004	4,602

[1] At March 31

Q1 EQUITY RATIO[1] in %

2000	19.8
2001	21.6
2002	23.7
2003	26.0
2004	31.9

[1] At March 31

Q1 NET TOTAL BORROWINGS[1] € in millions

2000	1,705
2001	1,898
2002	1,909
2003	1,624
2004	1,045

[1] At March 31

CASH FLOW DEVELOPMENT /// In the first quarter of 2004, the Group used € 42 million of net cash in operating activities to finance working capital needs in accordance with the seasonality of the business. Cash outflow for investing activities was € 171 million and mainly related to investments in short-term financial assets of approximately € 112 million. Spending for property, plant and equipment such as investment in adidas own-retail activities was € 18 million versus € 15 million in the first quarter of 2003. The cash used in operating and investing activities was financed with long-term loans.

NET BORROWINGS REDUCED BY € 579 MILLION /// Net borrowings at March 31, 2004 were € 1.045 billion, down 36% or € 579 million versus € 1.624 billion in the prior year. Positive currency effects influenced Group borrowing levels by around 10%. As a consequence, the Group's financial leverage improved 73 percentage points to 71% in 2004 versus 144% in 2003. Versus the 2003 year-end level of € 946 million, debt increased 10% reflecting the seasonality of the business.

adidas /// IN THE FIRST QUARTER OF 2004, CURRENCY-NEUTRAL SALES AT adidas INCREASED 3% WITH REVENUE GROWTH COMING FROM ALL REGIONS EXCEPT NORTH AMERICA. IN EURO TERMS, REVENUES DECLINED 2% TO € 1.378 BILLION IN 2004 FROM € 1.405 BILLION IN 2003. GROSS MARGIN AS A PERCENTAGE OF SALES INCREASED BY 4.7 PERCENTAGE POINTS TO 44.1% IN THE FIRST QUARTER OF 2004 (2003: 39.5%), DRIVEN BY PRODUCT MIX IMPROVEMENTS, INCREASED OWN-RETAIL ACTIVITIES AND SIZABLE POSITIVE CURRENCY EFFECTS. AS A RESULT, OPERATING PROFIT GREW 34% TO € 182 MILLION IN THE FIRST QUARTER OF 2004 VERSUS € 135 MILLION IN THE PRIOR YEAR. FOR THE FULL YEAR 2004 WE EXPECT CURRENCY-NEUTRAL SALES, GROSS MARGIN AND OPERATING PROFIT TO INCREASE VERSUS PRIOR YEAR LEVELS.

CURRENCY-NEUTRAL SALES UP 3% IN FIRST QUARTER /// In the first quarter of 2004, sales for the adidas segment improved 3% on a currency-neutral basis with underlying revenues growing in all regions except North America. In euro terms, sales declined 2% to € 1.378 billion in 2004 from € 1.405 billion in 2003. Sales from adidas own-retail activities improved 29% on a currency-neutral basis, which represents an increase of 22% in euro terms to € 108 million in 2004 from € 89 million in the first quarter of 2003.

FOOTBALL AND TRAINING CATEGORIES SPUR SPORT PERFORMANCE GROWTH /// First quarter sales in the Sport Performance division increased 5% on a currency-neutral basis. Football and training were the fastest growing categories, already reflecting increased demand associated with the upcoming UEFA EURO 2004™ European Football Championships as well as our successful "Apparel Breakthrough" initiative. In euro terms, Sport Performance sales remained virtually unchanged in 2004 at € 1.127 billion (2003: € 1.129 billion).

SPORT HERITAGE APPAREL GROWS RAPIDLY /// Currency-neutral sales in the Sport Heritage division declined by 7% in the first quarter, driven by declines in footwear due to limited distribution in certain European markets and Japan to prevent a potential oversupply of these products and due to the lack of Sport Heritage footwear in lifestyle and fashion channels in North America. Apparel sales grew at strong double-digit rates. In euro terms, Sport Heritage sales decreased by 12% to € 237 million in 2004 from € 269 million in 2003.

SPORT STYLE SUCCESS CONTINUES /// Entering its second year on the market, adidas Sport Style products continue to enjoy great popularity. Sales in the first quarter of 2004 grew 73% both on a currency-neutral basis and in euro terms to € 8 million in 2004 from € 5 million in 2003.

GROSS MARGIN SIGNIFICANTLY IMPROVED /// The adidas gross margin increased by 4.7 percentage points to 44.1% of sales in the first quarter of 2004 (2003: 39.5%). This improvement was driven by our improving product mix and increased own-retail activities. Furthermore, favorable currency effects associated with our sourcing structure had a sizable effect on the margin. As a result, adidas gross profit grew 10% to € 608 million in the first quarter of 2004 from € 554 million in 2003.

adidas AT A GLANCE € in millions

	1st Quarter 2004	1st Quarter 2003	Change
Net sales	1,378	1,405	(2%)
Gross margin	44.1%	39.5%	4.7pp
Operating profit	182	135	34%

adidas NET SALES € in millions



2000
1,268
2001
1,277
2002
1,330
2003
1,405
2004
1,378

adidas NET SALES BY REGION € in millions

	1st Quarter 2004	1st Quarter 2003	Change
Europe	845	825	2%
North America	243	306	(21%)
Asia	232	234	(1%)
Latin America	47	35	34%



adidas SPORT PERFORMANCE /// PRAJNA TRAINING SHOE

OPERATING PROFIT AND MARGIN INCREASE CONSIDERABLY /// During the first three months of 2004, adidas operating profit grew strongly by 34% to € 182 million in 2004 versus € 135 million during the same period in the prior year. This increase was mainly a result of the quarter's record-level gross margin that was only partly offset by increased operating expenses which grew 2% to € 426 million in the first quarter of 2004 from € 419 million in 2003. This operating expense increase primarily reflects timing effects in marketing working budget expenditures associated with the adidas "Impossible is Nothing" global advertising campaign as well as initial expenditures for the Olympic Summer Games in Athens. Operating expenses were also impacted by the continued expansion of our own-retail activities. The operating margin for the adidas segment increased by 3.6 percentage points to 13.2% during the first three months of 2004 (2003: 9.6%).

ORDER BACKLOGS IMPROVE /// Currency-neutral order backlogs for adidas grew 3% (+1% in euros) at the end of the first quarter of 2004. Apparel orders increased 13% on a currency-neutral basis, or 10% in euro terms, reflecting the Group's successful "Apparel Breakthrough" initiative to grow sales in this product category. Footwear backlogs declined 5% on a currency-neutral basis (–8% in euros) as a result of lower but compared to former quarters improving orders in North America. Our new four quarter business model coupled with the difficult retail environment in Europe also played a role in this development. From a regional perspective, in Europe, orders increased 2% currency-neutral (+1% in euros) supported by strong growth in apparel, where backlogs increased 10% on a currency-neutral basis (+10% in euros). Currency-neutral footwear backlogs declined 6% (-6% in euros). In North America, currency-neutral order backlogs were down 4% (-14% in euros). Currency-neutral apparel orders increased 12% (+1% in euros). Footwear backlogs declined 14% on a currency-neutral basis (–23% in euros). In Asia, currency-neutral backlogs grew 21% (+20% in euros). Apparel backlogs increased 24% on a currency-neutral basis (+23% in euros) while currency-neutral footwear orders grew 16% (+15% in euros).

OUTLOOK /// As a result of this backlog development, coupled with macroeconomic trends and continuous feedback from retailers, we expect full year adidas currency-neutral sales to increase between 3 and 5%. Revenue growth will be driven by improvements in Europe, Asia and Latin America. Sales development in North America is likely to be slightly positive compared with prior year levels. Gross margin in the segment is expected to improve, reflecting an improving product mix, increased own-retail sales and lower clearance activities. Favorable currency effects will also continue to play a role. Therefore, operating profit and margin are likely to increase versus the prior year.

adidas ORDER BACKLOGS BY PRODUCT CATEGORY AND REGION[1]
changes in %

	Europe	North America	Asia	Total
Footwear	(6)	(23)	15	(8)
Apparel	10	1	23	10
Total	**1**	**(14)**	**20**	**1**

[1] At March 31, 2004, change year-over-year

adidas ORDER BACKLOGS BY PRODUCT CATEGORY AND REGION, CURRENCY-NEUTRAL[1] changes in %

	Europe	North America	Asia	Total
Footwear	(6)	(14)	16	(5)
Apparel	10	12	24	13
Total	**2**	**(4)**	**21**	**3**

[1] At March 31, 2004, change year-over-year



adidas SPORT PERFORMANCE /// MEN'S COMPETITION POLO

Salomon /// SALES FOR Salomon DURING THE FIRST THREE MONTHS OF 2004 INCREASED BY 2% ON A CURRENCY-NEUTRAL BASIS, DUE TO STRONG DEVELOPMENTS IN THE CYCLING, NORDIC AND APPAREL CATEGORIES. GROSS MARGIN AS A PERCENTAGE OF SALES DECLINED 1.9 PERCENTAGE POINTS TO 31.6% IN 2004 (2003: 33.5%), MAINLY DUE TO UNFAVORABLE CURRENCY EFFECTS ASSOCIATED WITH SOURCING THE MAJORITY OF Salomon PRODUCTS IN EUROPE. AS A RESULT OF THESE DEVELOPMENTS, OPERATING PROFIT DECLINED 14% TO NEGATIVE € 18 MILLION IN THE FIRST QUARTER OF 2004 FROM NEGATIVE € 15 MILLION IN 2003 DESPITE LOWER OPERATING EXPENSES. FOR THE FULL YEAR, WE EXPECT CURRENCY-NEUTRAL SALES FOR Salomon TO GROW BUT GROSS MARGIN AND OPERATING PROFIT TO REMAIN UNDER PRESSURE REFLECTING UNFAVORABLE CURRENCY EFFECTS.



Salomon ///
SCREAM 10 PILOT® HOT SKI SYSTEM

REVENUES GROW IN ALL REGIONS EXCEPT NORTH AMERICA /// Currency-neutral Salomon sales in the first quarter of 2004 increased 2% as a result of strong developments in the cycling components and nordic categories, due to the introduction of new nordic skis, as well as in apparel. All regions recorded positive currency-neutral developments except North America. In euro terms, Salomon segment sales declined 1% to € 122 million in 2004 from € 124 million in 2003.

GROSS MARGIN DECLINES DUE TO CURRENCY EFFECTS /// Salomon's gross margin declined 1.9 percentage points to 31.6% in the first quarter of 2004 from 33.5% during the same period of 2003. This development was mainly a result of negative currency effects associated with sourcing the majority of Salomon products in Europe. As a result, gross profit decreased 7% to € 39 million in the first quarter of 2004 from € 41 million in 2003.

FIRST QUARTER OPERATING PROFIT IMPACTED BY CURRENCY EFFECTS /// During the first three months of 2004, Salomon operating profit declined 14% to negative € 18 million versus negative € 15 million in 2003. This reflects unfavorable currency effects on both sales and gross margin, which could not be offset by lower operating expenses that were reduced by 1% to € 56 million in 2004 from € 57 million in 2003 as a result of strict cost control. Similarly, Salomon operating margin decreased by 1.9 percentage points to negative 14.3% in 2004 from negative 12.4% in 2003.

OUTLOOK /// Because of the strong seasonality of Salomon's business and the often short-term nature of orders within the winter sports industry, we do not provide backlog information for the Salomon family of brands. For 2004, we expect full year currency-neutral sales for Salomon to grow while gross margin as well as operating profit and margin are likely to remain under pressure as a result of the negative currency effects explained above.

Salomon **AT A GLANCE** € in millions

	1st Quarter 2004	1st Quarter 2003	Change
Net sales	122	124	(1%)
Gross margin	31.6%	33.5%	(1.9pp)
Operating profit	(18)	(15)	(14%)

Salomon **NET SALES** € in millions

2000	114
2001	121
2002	123
2003	124
2004	122

Salomon **NET SALES BY REGION** € in millions

	1st Quarter 2004	1st Quarter 2003	Change
Europe	90	89	1%
North America	24	29	(16%)
Asia	6	5	28%
Latin America	1	1	88%

TaylorMade-adidas Golf /// SALES FOR TaylorMade-adidas Golf IN THE FIRST QUARTER OF 2004 DECLINED BY 4% ON A CURRENCY-NEUTRAL BASIS REFLECTING TIMING EFFECTS OF PRODUCT LAUNCHES. THIS REPRESENTS A DECREASE OF 13% IN EURO TERMS TO € 116 MILLION IN 2004 FROM € 134 MILLION IN 2003. GROSS MARGIN AS A PERCENTAGE OF SALES IMPROVED 0.5 PERCENTAGE POINTS TO 44.3% IN 2004 FROM 43.9% IN 2003, HELPED BY STRONG FOOTWEAR MARGINS. OPERATING PROFIT DECLINED TO NEGATIVE € 13 MILLION IN 2004 (2003: € 2 MILLION) DUE TO SIGNIFICANTLY HIGHER OPERATING EXPENSES. WE EXPECT FULL YEAR CURRENCY-NEUTRAL SALES AS WELL AS GROSS MARGIN AND OPERATING PROFIT FOR TaylorMade-adidas Golf TO INCREASE VERSUS PRIOR YEAR LEVELS.



TaylorMade ///
RAC OS IRON

SALES DECLINE AS A RESULT OF TIMING EFFECTS /// First quarter currency-neutral sales at TaylorMade-adidas Golf declined 4%. Sales comparisons were impacted by new products available in the first quarter of 2003. Product launches in 2004 are scheduled for later in the year, which led to an increase in first quarter clearance activities and lower overall revenues. In euro terms, revenues declined 13% to € 116 million in 2004 from € 134 million in 2003.

GROSS MARGIN INCREASES 0.5 PERCENTAGE POINTS /// TaylorMade-adidas Golf gross margin improved by 0.5 percentage points to 44.3% in the first quarter of 2004 (2003: 43.9%), supported by strong footwear margins. However, this improvement could not fully compensate for the sales decline. As a result, gross profit decreased 12% to € 52 million in the first three months of 2004 from € 59 million in 2003.

OPERATING PROFIT DECLINES /// First quarter operating profit for TaylorMade-adidas Golf decreased strongly to negative € 13 million in 2004 from positive € 2 million in 2003. This development was a result of lower sales and higher operating expenses in the first quarter, which, impacted by higher provisions for doubtful debt, grew 14% to € 65 million in 2004 (2003: € 57 million). This represents an operating margin of negative 11.1% in 2004 compared to a positive operating margin of 1.6% in 2003.

OUTLOOK /// Because backlogs are measured differently in golf than in other parts of our business, we do not provide order information for TaylorMade-adidas Golf. Despite first quarter developments we expect full year currency-neutral sales for TaylorMade-adidas Golf to grow at mid-single-digit rates. Gross margin as well as both operating profit and margin are expected to improve versus 2003 levels.

TaylorMade-adidas Golf AT A GLANCE € in millions

	1st Quarter 2004	1st Quarter 2003	Change
Net sales	116	134	(13%)
Gross margin	44.3%	43.9%	0.5pp
Operating profit	(13)	2	–

TaylorMade-adidas Golf NET SALES € in millions

2000	125
2001	154
2002	176
2003	134
2004	116

TaylorMade-adidas Golf NET SALES BY REGION € in millions

	1st Quarter 2004	1st Quarter 2003	Change
Europe	16	20	(17%)
North America	61	70	(13%)
Asia	38	42	(9%)
Latin America	–	–	–

OUTLOOK /// GIVEN THE CURRENT STATE OF THE GLOBAL ECONOMY, FURTHER IMPROVEMENTS FOR THE REMAINDER OF 2004 APPEAR LIKELY. AS A RESULT OF OUR FIRST QUARTER PERFORMANCE AND BUSINESS EXPECTATIONS FOR THE REST OF 2004, WE CONFIRM OUR SALES GUIDANCE AS PROVIDED WITH OUR 2003 FULL YEAR RESULTS AND ARE INCREASING OUR EARNINGS TARGET. GROUP REVENUES ARE EXPECTED TO INCREASE BY 3 TO 5% ON A CURRENCY-NEUTRAL BASIS, WITH DOUBLE-DIGIT CURRENCY-NEUTRAL GROWTH IN ASIA AND LATIN AMERICA AND MID-SINGLE-DIGIT SALES GROWTH IN EUROPE. POSITIVE SALES DEVELOPMENT IS ALSO EXPECTED IN NORTH AMERICA DURING THE SECOND HALF OF THE YEAR. GROUP GROSS MARGIN IS PROJECTED TO BE AT LEAST 45% AND OPERATING MARGIN WILL ALSO IMPROVE VERSUS THE PRIOR YEAR'S LEVEL. AS A RESULT OF STRONG FIRST QUARTER PERFORMANCE, GROUP EARNINGS FOR THE FULL YEAR ARE NOW EXPECTED TO GROW BY 10 TO 15%.



adidas SPORT STYLE ///
Y-3 MESSENGER BAG

RISK IDENTIFICATION AND ANALYSIS /// The international sporting goods industry is highly competitive and success *depends on the correct assessment of future trends and challenges.* At adidas-Salomon, our Management continuously gathers and analyzes business intelligence, including a qualitative assessment of the future business environment, in order to best identify strategies to avoid or lower risk. With respect to the current business outlook, *no immediate risks have been identified* which could jeopardize the Group's ongoing business health and viability. In North America, however, the retail landscape could change due to the bankruptcy filing of Footstar, the parent company of the Footaction sports retail stores, and the purchase of *Footaction's main retail infrastructure by Foot Locker Inc.*, the largest sporting goods retailer in North America.

ECONOMIC ENVIRONMENT EXPECTED TO IMPROVE FURTHER /// The current state of the world economy suggests a positive near-term outlook. In the USA, in contrast to previous export-driven growth, economic activity for the remainder of 2004 is expected to also be based on domestic demand. Fiscal stimuli seem to have brought the private sector on a self-sustaining growth path. As a result, consumption is expected to remain on track to support economic recovery. The regional GDP is expected to grow by around 5% in 2004. In Europe, the trend continues to support an export-led recovery. However, the low level of consumer sentiment and the poor labor market situation put anything more substantial in question. Growth expectations remain dependent on an improving employment rate as a result of higher exports. At the moment, economists project regional GDP growth of around 2% in 2004. In Japan, the current economic upturn appears likely to be sustainable in the coming quarters, given that private consumption is also expected to accelerate during the remainder of 2004. However, lower unemployment is expected to be a crucial factor in the anticipated GDP growth of around 3%. In Latin America, the foundations for greater economic momentum have been laid. The pursuit of tight monetary and fiscal policies has reduced investor skepticism to some extent. As a result, more capital should become available to support the economic upswing which is expected to lead to GDP growth of around 4% in 2004.

POSITIVE SPORTING GOODS SECTOR OUTLOOK /// The outlook for the sporting goods sector in 2004 is largely positive. In the USA, *further improvements are expected* as the sector should benefit from the expected growth in private consumption. Also, market consolidation is expected to continue as evidenced by the recently announced plans of the region's largest athletic specialty retailer to purchase additional retail space from a *competitor in bankruptcy. In Europe, the high footwear inventory* levels at retail are expected to persist throughout the year, while the apparel market should continue to pick up momentum driven by the year's major sporting events. In Japan, increasing domestic demand combined with high visibility of the Olympic Summer Games *should stimulate industry sales in the second half* of the year.

SUBSEQUENT EVENTS AND DEVELOPMENTS /// Between the end of the first quarter of 2004 and the publication of this report on May 5, there were no *major macroeconomic or sociopolitical* changes which we expect to influence our business materially going forward. In Japan, adidas-Salomon announced a tender offer to purchase the remaining 20.8% of the common shares of Salomon & Taylor Made Co., Ltd. not already owned by the Group. The tender offer, which is *scheduled to close on May 13, 2004*, is expected to lead to increased operational efficiency of Group activities in Japan.

CURRENCY-NEUTRAL SALES GROWTH OF 3 TO 5% /// As a result of the anticipated positive macroeconomic and sector environment as well as adidas backlog development and retailers' feedback, we continue to expect currency-neutral Group revenue growth of 3 to 5%. This will be driven by double-digit sales growth in Asia and Latin America and mid-single-digit increases in Europe on a currency-neutral basis. In North America, we expect a turnaround during the year with second half sales to be higher than in 2003 thus more than compensating the decline in the first half. From a brand perspective, the sales growth on a currency-neutral basis will be driven by mid-single-digit sales growth at adidas, Salomon and TaylorMade-adidas Golf. Sales in euro terms, however, will be negatively impacted by the strong euro in all regions.

GROSS MARGIN STRENGTH CONTINUES /// In 2004, we expect continued improvements in Group gross margin. An improving product mix, the increased proportion of higher-margin own-retail activities and lower clearance sales will be important drivers of this margin improvement. We also anticipate that the stronger euro will continue to positively impact sourcing costs and therefore also help to improve gross margin. As a consequence, we expect the Group's gross margin for the full year to be at least 45% for the first time ever. From a brand perspective, this improvement will be driven mainly by adidas. TaylorMade-adidas Golf is also expected to contribute to this development. The gross margin of Salomon is likely to remain under pressure as a result of negative currency effects, arising from the fact that nearly all Salomon hardware sourcing takes place in Europe, while nearly 50% of segment sales are registered in non-euro currencies.

FURTHER OPERATING MARGIN IMPROVEMENT /// In 2004, we are projecting continued operating margin expansion, which we view as our most important internal measure of operational success. While marketing working budget as a result of event-related spending in 2004 could increase slightly, we expect continued savings in operating overheads and other expenses which will be re-invested in own-retail activities. Consequently, we will deliver a visible increase in Group operating margin above the 2003 level of 7.8%. From a brand perspective, the operating margin improvement will be driven by adidas. TaylorMade-adidas Golf is also expected to contribute to this development. Salomon's operating margin is unlikely to surpass the 2003 level in the coming year due to negative currency effects mentioned above.

NET INCOME TO INCREASE BY 10 TO 15% /// We expect over-proportionate growth in net income for the fourth consecutive year. This will be driven by currency-neutral top-line improvement as well as gross and operating margin expansion. As a result of strong first quarter performance, we are now confident that we will achieve earnings growth of 10 to 15% versus the prior year.



Mavic-adidas Cycling ///
X-MAX SL MOUNTAINBIKE WHEEL

CONSOLIDATED BALANCE SHEET (IFRS) € in millions

	Mar. 31 2004	Mar. 31 2003	Change in %	Dec. 31 2003
Cash and cash equivalents	**213**	68	214.6	190
Short-term financial assets	**201**	1	-	89
Accounts receivable	**1,346**	1,410	(4.6)	1,075
Inventories	**1,074**	1,119	(4.0)	1,164
Other current assets	**312**	331	(5.9)	259
Total current assets	**3,146**	2,929	7.4	2,777
Property, plant and equipment, net	**348**	341	2.0	345
Goodwill, net	**583**	627	(7.0)	591
Other intangible assets, net	**105**	113	(7.1)	104
Long-term financial assets	**90**	88	2.6	88
Deferred tax assets	**198**	171	15.5	178
Other non-current assets	**132**	73	82.3	105
Total non-current assets	**1,456**	1,413	3.1	1,411
Total assets	**4,602**	4,341	6.0	4,188
Accounts payable	**494**	524	(5.8)	592
Income taxes	**192**	137	39.8	158
Accrued liabilities and provisions	**555**	468	18.5	455
Other current liabilities	**176**	157	11.8	139
Total current liabilities	**1,416**	1,287	10.0	1,344
Long-term borrowings	**1,459**	1,693	(13.8)	1,225
Pensions and similar obligations	**108**	99	9.0	105
Deferred tax liabilities	**61**	53	14.3	66
Other non-current liabilities	**32**	22	45.3	35
Total non-current liabilities	**1,660**	1,867	(11.1)	1,432
Minority interests	**57**	58	(1.2)	57
Shareholders' equity	**1,468**	1,130	30.0	1,356
Total liabilities, minority interests and shareholders' equity	**4,602**	4,341	6.0	4,188

Rounding differences may arise in percentages and totals for figures presented in millions as calculation is always based on the figures stated in thousands.

CONSOLIDATED INCOME STATEMENT (IFRS) € in millions

	1st Quarter 2004	1st Quarter 2003	Change
Net sales	**1,623**	1,669	(2.8%)
Cost of sales	**878**	960	(8.6%)
Gross profit	**744**	708	5.1%
(% of net sales)	**45.9%**	42.5%	3.4pp
Selling, general and administrative expenses	**578**	567	1.9%
(% of net sales)	**35.6%**	34.0%	1.6pp
Depreciation and amortization (excl. goodwill)	**23**	25	(9.4%)
Operating profit	**144**	116	23.8%
(% of net sales)	**8.9%**	7.0%	1.9pp
Goodwill amortization	**11**	11	(1.0%)
Royalty and commission income	**9**	11	(13.2%)
Financial expenses, net	**12**	18	(33.0%)
Income before taxes and minority interests	**130**	98	33.1%
(% of net sales)	**8.0%**	5.8%	2.2pp
Income taxes	**53**	40	32.1%
(% of income before taxes and minority interests)	**40.7%**	41.0%	(0.3pp)
Minority interests	**(5)**	(6)	(23.2%)
Net income	**72**	51	40.9%
(% of net sales)	**4.4%**	3.1%	1.4pp
Basic earnings per share (in €)	**1.58**	1.13	40.6%
Diluted earnings per share (in €)	**1.58**	1.13	40.6%

Rounding differences may arise in percentages and totals for figures presented in millions as calculation is always based on the figures stated in thousands.

CONSOLIDATED STATEMENT OF CASH FLOWS (IFRS) € in millions

	1st Quarter 2004	1st Quarter 2003
Operating activities:		
Income before taxes	**130**	98
Adjustments for:		
Depreciation and amortization (incl. goodwill)	**37**	40
Unrealized foreign exchange (gains)/losses, net	**(16)**	9
Interest income	**(0)**	(3)
Interest expense	**13**	18
(Gains)/Losses on sale of property, plant and equipment, net	**(1)**	0
Operating profit before working capital changes	**163**	162
Increase in receivables and other current assets	**(223)**	(171)
Decrease in inventories	**134**	70
Decrease in accounts payable and other current liabilities	**(40)**	(126)
Cash provided by operations	**34**	(66)
Interest paid	**(16)**	(18)
Income taxes paid	**(60)**	(26)
Net cash used in operating activities	**(42)**	(109)
Investing activities:		
Purchase of goodwill and other intangible assets	**(9)**	(9)
Purchase of property, plant and equipment	**(18)**	(15)
Proceeds from sale of property, plant and equipment	**3**	16
(Increase)/Decrease in short-term financial assets	**(112)**	9
Increase in investments and other long-term assets	**(36)**	(13)
Interest received	**0**	3
Net cash used in investing activities	**(171)**	(10)
Financing activities:		
Increase in long-term borrowings	**229**	122
Dividends to minority shareholders	**(2)**	(2)
Exercised share options	**7**	1
Net cash provided by financing activities	**235**	122
Effect of exchange rates on cash	**2**	(2)
Increase in cash and cash equivalents	**24**	0
Cash and cash equivalents at beginning of year	**190**	67
Cash and cash equivalents at end of period	**213**	68

Rounding differences may arise in percentages and totals for figures presented in millions as calculation is always based on the figures stated in thousands.

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY (IFRS) € in millions

	Share capital	Capital reserve	Cumulative translation adjustments	Fair values of financial instruments	Retained earnings	Total
Balance at December 31, 2002	**116**	**12**	**(57)**	**(41)**	**1,050**	**1,081**
Net income					51	51
Exercised share options	0	1				1
Net gain on cash flow hedges, net of tax				16		16
Net gain on net investments in foreign subsidiaries, net of tax				1		1
Currency translation			(21)			(21)
Balance at March 31, 2003	**116**	**13**	**(78)**	**(23)**	**1,102**	**1,130**
Balance at December 31, 2003	**116**	**128**	**(114)**	**(41)**	**1,265**	**1,356**
Net income					72	72
Exercised share options	0	7				7
Net gain on cash flow hedges, net of tax				15		15
Net loss on net investments in foreign subsidiaries, net of tax				(2)		(2)
Currency translation			20			20
Balance at March 31, 2004	**117**	**135**	**(93)**	**(27)**	**1,337**	**1,468**

Rounding differences may arise in percentages and totals for figures presented in millions as calculation is always based on the figures stated in thousands.

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS (IFRS) /// as at March 31, 2004

1 /// BASIS OF PREPARATION

The unaudited consolidated interim financial statements of adidas-Salomon AG and its subsidiaries (collectively the "Group" or "adidas-Salomon") for the first three months ending March 31, 2004 were prepared in accordance with accounting principles adopted by the International Accounting Standards Board ("International Financial Reporting Standards" – "IFRS"). The Group applied all International Financial Reporting Standards and Interpretations of the International Financial Reporting Standing Interpretations Committee effective as at March 31, 2004.

The accounting policies used in the preparation of the interim financial statements are consistent with those in the annual consolidated financial statements for the year ending December 31, 2003; additionally, the Group applied IAS 34 "Interim Financial Reporting".

Costs that are incurred unevenly during the financial year are anticipated or deferred in the interim report only if it would be also appropriate to anticipate or defer such costs at the end of the financial year.

These interim consolidated financial statements should be read in conjunction with the 2003 annual consolidated financial statements. The comments contained therein also apply to the quarterly financial statements and are not repeated unless explicit reference is made to certain changes. The results of operations for the first three months ending March 31, 2004 are not necessarily indicative of results to be expected for the entire year.

2 /// SEASONALITY

The sales of the Group in certain product categories are seasonal and therefore revenues and attributable earnings may vary within the fiscal year. As adidas brand sales account for approximately 80% of the Group's net revenues, sales and earnings tend to be strongest in the first and third quarters of the fiscal year. However, shifts in the share of sales and attributable earnings of particular product categories, brands or the regional composition may occur throughout the year.

3 /// ACQUISITIONS

Effective March 26, 2004, adidas-Salomon assumed full ownership of its subsidiary in Turkey, adidas Spor Malzemeleri Satis ve Pazarlama A.S., by purchasing the remaining 49% of shares from Esem Spor Giyim Sanayi ve Ticaret A.S., a listed Turkish trading company.

4 /// EARNINGS PER SHARE

Basic earnings per share are calculated by dividing net income by the weighted average number of outstanding shares during the period (2004: 45,524,092 shares; 2003: 45,437,094 shares).

Dilutive potential shares have arisen under the management stock option plan of adidas-Salomon AG (MSOP), which was implemented in 1999. As none of the required performance criteria for the exercise of the stock options of Tranche I (1999) of the stock option plan have been fulfilled to date, this Tranche did not affect the calculation of dilutive earnings per share. However under Tranche II (2000) and Tranche III (2001) of the stock option plan, dilutive potential shares do impact the diluted earnings per share calculation. The weighted average number of shares for calculating dilutive earnings per share is 45,534,384 as at March 31, 2004 (March 2003: 45,432,808).

It is not necessary to include dilutive potential shares arising from the convertible bond issuance in October 2003 in the calculation of diluted earnings per share as at March 31, 2004 as none of the required conversion criteria were fulfilled at the balance sheet date.

5 /// SEGMENTAL REPORTING

Financial information in accordance with the management approach is presented on pages 27–28 of this report.

6 /// SHAREHOLDERS' EQUITY

Following the expiration of the fifth exercise period of Tranche II (2000) and the second exercise period of Tranche III (2001) of the management stock option plan of adidas-Salomon AG (MSOP), an additional 83,300 no-par-value bearer shares were issued effective January 12, 2004. The total number of no-par-value shares thus amounts to 45,537,050. The new shares carry dividend rights as of January 1, 2004.

Accordingly, the stock capital of adidas-Salomon AG was increased by € 213,248 to a total of € 116,574,848.

7 /// SUBSEQUENT EVENTS

adidas-Salomon issued a tender offer to purchase the remaining approximately 20% of the common shares of Salomon & Taylor Made Co., Ltd. (Japan) not already owned by the adidas-Salomon Group at a price of 1,200 yen per share. The tender offer began on April 1, 2004 and will continue for a period of at least 43 days, expecting to close on May 13, 2004.

Herzogenaurach, May 4, 2004 /// The Executive Board of adidas-Salomon AG

SEGMENTAL INFORMATION BY BRAND € in millions

	1st Quarter 2004	1st Quarter 2003
adidas		
Net sales	**1,378**	1,405
Gross profit	**608**	554
Gross margin	**44.1**	39.5
Operating profit	**182**	135
Salomon		
Net sales	**122**	124
Gross profit	**39**	41
Gross margin	**31.6**	33.5
Operating profit	**(18)**	(15)
TaylorMade-adidas Golf		
Net sales	**116**	134
Gross profit	**52**	59
Gross margin	**44.3**	43.9
Operating profit	**(13)**	2
HQ/Consolidation		
Net sales	**6**	6
Gross profit	**46**	54
Operating profit	**(7)**	(6)
Total		
Net sales	**1,623**	1,669
Gross profit	**744**	708
Gross margin	**45.9**	42.5
Operating profit	**144**	116

Rounding differences may arise in percentages and totals for figures presented in millions as calculation is always based on the figures stated in thousands.

SEGMENTAL INFORMATION BY REGION € in millions

	1st Quarter 2004	1st Quarter 2003
Europe		
Net sales	**951**	933
Gross profit	**432**	368
Gross margin	**44.5**	39.1
Operating profit	**211**	161
North America		
Net sales	**328**	405
Gross profit	**112**	141
Gross margin	**33.1**	33.7
Operating profit	**(16)**	10
Asia		
Net sales	**276**	281
Gross profit	**135**	131
Gross margin	**48.6**	46.6
Operating profit	**49**	44
Latin America		
Net sales	**49**	36
Gross profit	**18**	13
Gross margin	**38.0**	35.3
Operating profit	**8**	4
HQ/Consolidation		
Net sales	**18**	13
Gross profit	**47**	56
Operating profit	**(109)**	(103)
Total		
Net sales	**1,623**	1,669
Gross profit	**744**	708
Gross margin	**45.9**	42.5
Operating profit	**144**	116

Rounding differences may arise in percentages and totals for figures presented in millions as calculation is always based on the figures stated in thousands.

EXECUTIVE BOARD ///

HERBERT HAINER
Chairman and Chief Executive Officer

GLENN BENNETT
Global Operations

MANFRED IHLE
Legal and Environmental Affairs

MICHEL PERRAUDIN
Human Resources, Key Projects and Corporate Services

ROBIN J. STALKER
Finance

ERICH STAMMINGER
Global Marketing and North America

SUPERVISORY BOARD ///

HENRI FILHO
Chairman

DR. HANS FRIDERICHS
Deputy Chairman

FRITZ KAMMERER[1)]
Deputy Chairman

SABINE BAUER[1)]

GEROLD BRANDT

DAVID BROMILOW

HERBERT MÜLLER[1)]

HANS RUPRECHT[1)]

CHARLES THOMAS SCOTT

HEIDI THALER-VEH[1)]

CHRISTIAN TOURRES

KLAUS WEISS[1)]

[1)]Employee representative

New elections will take place on May 13, 2004 as the term of office of the Supervisory Board members, being up to five years, will expire at the end of this year's Annual General Meeting. For further information and details on the candidates as shareholder representatives, please see the Annual General Meeting Agenda, Item 5, at www.adidas-Salomon.com.

Biographical information on Executive Board members as well as mandates for all members of both the Executive and Supervisory Boards are available in the 2003 annual report and at www.adidas-Salomon.com.

FINANCIAL CALENDAR 2004

JANUARY 29 ///	2003 PRELIMINARY RESULTS PRESS RELEASE
MARCH 10 ///	2003 FULL YEAR RESULTS ANNUAL REPORT PUBLICATION ANALYST AND PRESS CONFERENCES PRESS RELEASE, CONFERENCE CALL AND WEBCAST
MAY 5 ///	FIRST QUARTER 2004 RESULTS PRESS RELEASE, CONFERENCE CALL AND WEBCAST
MAY 13 ///	ANNUAL GENERAL MEETING IN FÜRTH, BAVARIA, GERMANY WEBCAST
MAY 14 ///	DIVIDEND PAID[1)]
AUGUST 4 ///	FIRST HALF 2004 RESULTS PRESS RELEASE, CONFERENCE CALL AND WEBCAST
NOVEMBER 3 ///	NINE MONTHS 2004 RESULTS PRESS RELEASE, CONFERENCE CALL AND WEBCAST

[1)] SUBJECT TO ANNUAL GENERAL MEETING APPROVAL

adidas-Salomon AG
Adi-Dassler-Str. 1 /// 91074 Herzogenaurach /// Germany
tel.: +49(0)9132 84-0 /// fax: +49(0)9132 84-2241
www.adidas-Salomon.com

INVESTOR RELATIONS
tel: +49(0)9132 84-2920 / 3584 /// fax: +49(0)9132 84-3127
e-mail: investor.relations@adidas.de
www.adidas-Salomon.com/en/investor/

adidas-Salomon is a member of DAI (German Share Institute), DIRK (German Investor Relations Association) and NIRI (National Investor Relations Institute, USA).

This report is also available in German.

CONCEPT AND DESIGN
häfelinger+wagner design, munich

adidas-Salomon
FIRST HALF YEAR REPORT 2004



adidas-Salomon

FIRST HALF YEAR NET SALES € in millions


2000 2,765
2001 2,927
2002 3,144
2003 3,061
2004 3,091

FIRST HALF YEAR BASIC EARNINGS PER SHARE €


2000 1.60
2001 1.56
2002 1.50
2003 1.83
2004 2.54

adidas-Salomon SEGMENTAL INFORMATION € in millions

	1st Half Year 2004	1st Half Year 2003	Change	2nd Quarter 2004	2nd Quarter 2003	Change
adidas						
Net sales	**2,584**	2,542	1.7%	**1,207**	1,137	6.2%
Gross profit	**1,133**	989	14.5%	**524**	435	20.7%
Operating profit	**263**	182	44.5%	**82**	47	74.3%
Number of employees at end of period	**9,881**	9,106	8.5%	**9,881**	9,106	8.5%
Salomon						
Net sales	**194**	191	1.7%	**72**	67	6.7%
Gross profit	**66**	70	(5.2%)	**27**	28	(3.1%)
Operating profit	**(45)**	(39)	(12.9%)	**(27)**	(24)	(11.9%)
Number of employees at end of period	**2,836**	2,807	1.0%	**2,836**	2,807	1.0%
TaylorMade-adidas Golf						
Net sales	**302**	311	(2.8%)	**185**	177	4.9%
Gross profit	**143**	147	(2.5%)	**92**	88	3.9%
Operating profit	**17**	31	(45.8%)	**30**	29	2.5%
Number of employees at end of period	**1,212**	1,157	4.8%	**1,212**	1,157	4.8%

FINANCIAL HIGHLIGHTS (IFRS)

	1st Half Year 2004	1st Half Year 2003	Change	2nd Quarter 2004	2nd Quarter 2003	Change
Operating Highlights € in millions						
Net sales	**3,091**	3,061	1.0%	**1,468**	1,392	5.5%
Income before taxes	**202**	148	36.4%	**72**	50	43.0%
Net income	**116**	83	38.9%	**44**	32	35.8%
Key Ratios (%)						
Gross margin	**47.1**	43.5	3.6pp	**48.4**	44.8	3.7pp
Selling, general and administrative expenses as a percentage of net sales	**38.0**	36.1	1.8pp	**40.6**	38.7	1.8pp
EBITDA as a percentage of net sales	**9.7**	8.1	1.6pp	**8.3**	7.1	1.2pp
Effective tax rate	**39.6**	39.8	(0.2pp)	**37.5**	37.4	0.1pp
Net income as a percentage of net sales	**3.7**	2.7	1.0pp	**3.0**	2.3	0.7pp
Equity ratio	**31.6**	25.6	6.0pp	**31.6**	25.6	6.0pp
Financial leverage	**65.8**	142.6	(76.8pp)	**65.8**	142.6	(76.8pp)
Balance Sheet Data (€ in millions)						
Total assets	**4,651**	4,335	7.3%	**4,651**	4,335	7.3%
Inventories	**1,304**	1,285	1.5%	**1,304**	1,285	1.5%
Receivables and other current assets	**1,468**	1,538	(4.6%)	**1,468**	1,538	(4.6%)
Working capital	**1,648**	1,542	6.9%	**1,648**	1,542	6.9%
Net total borrowings	**967**	1,583	(38.9%)	**967**	1,583	(38.9%)
Shareholders' equity	**1,470**	1,110	32.4%	**1,470**	1,110	32.4%
Per Share of Common Stock (€)						
Basic earnings per share	**2.54**	1.83	38.6%	**0.96**	0.71	35.5%
Diluted earnings per share	**2.54**	1.83	38.6%	**0.96**	0.71	35.4%
Basic earnings per share (without goodwill amortization)	**3.04**	2.33	30.8%	**1.21**	0.95	27.6%
Operating cash flow per share	**3.09**	0.65	372.2%			
Share price at end of period	**98.20**	74.47	31.9%	**98.20**	74.47	31.9%
Other (at end of period)						
Number of employees	**16,222**	15,135	7.2%	**16,222**	15,135	7.2%
Number of shares outstanding	**45,537,050**	45,453,750	0.2%	**45,537,050**	45,453,750	0.2%
Average number of shares	**45,530,571**	45,438,672	0.2%	**45,537,050**	45,440,250	0.2%

Rounding differences may arise in percentages and totals for figures presented in millions as calculation is always based on the figures stated in thousands.

OPERATIONAL HIGHLIGHTS SECOND QUARTER 2004 ///



APRIL /// adidas Originals and Missy Elliott launch the RESPECT ME collection targeted at urban females.

APRIL /// TaylorMade celebrates 25 years of leadership and innovation in golf.



APRIL /// The Roteiro™ ball receives the "Designpreis der Bundesrepublik Deutschland 2004" from the German Design Council.

MAY /// adidas is named Advertiser of the Year at the 2004 One Show in New York.

MAY /// Following a tender offer, Salomon S.A. now holds 99.3% of the shares of Salomon & Taylor Made Co., Ltd., Tokyo, Japan.



MAY /// adidas announces partnership with Sebastian Telfair, New York City high school boy wonder and NBA first round selection.



MAY /// adidas introduces the first intelligent shoe ever, the adidas 1. The 1 features a small microprocessor which automatically adjusts the shoe's cushioning to running speed and surface conditions.

MAY /// adidas launches the "Road to Lisbon" advertising campaign for the UEFA EURO 2004™ Football Championships.


ROAD TO LISBON
IMPOSSIBLE IS NOTHING

MAY /// TaylorMade presents the new revolutionary r7 Quad driver featuring the TaylorMade Launch Control. It enables the player to match the driver's launch conditions to his/her individual swing characteristics by redistributing 24 grams of discretionary weight.



JUNE /// The new r7 Quad driver is the No. 1 model on the US and European PGA Tours only weeks after its launch.

JUNE /// adidas-Salomon acquires former adidas licensee Valley Apparel, a producer and distributor of collegiate and professional league apparel and accessories.



JUNE /// adidas wins 15 lion awards, including five golden, at the International Advertising Festival in Cannes for its advertising campaigns.

SPORTING HIGHLIGHTS SECOND QUARTER 2004 ///



APRIL /// Tracy McGrady is the NBA's top scorer for the second time in a row, averaging 28 points per game.

APRIL /// The adidas sponsored handball team THW Kiel, Germany, wins the European Handball Federation (EHF) Cup, the second most important handball trophy for club teams in Europe, for the third time.



MAY /// adidas athlete Bevan Docherty from New Zealand wins the Triathlon World Championships.



MAY /// Kevin Garnett is named the NBA's Most Valuable Player for the first time.

JUNE /// TaylorMade Tour Staff Professional Sergio Garcia wins the EDS Byron Nelson Championship in Irving, Texas, and the Buick Classic in Harrison, New York.



JUNE /// Roman Sebrle wins the decathlon meeting in Götzis, Austria, for the fourth time in a row with a new world-best performance.



JUNE /// adidas sponsored Team T-Mobile riders triumph at several events: Cadel Evans wins the Tour of Austria, Jan Ullrich the Tour de Suisse and Andreas Klöden the German Championship.



JUNE /// Yelena Isinbayeva again sets a new pole vault world record ahead of the Olympic Games.

JUNE /// TaylorMade Tour Staff Pro Retief Goosen wins the US Open in Shinnecock Hill, New York, and the Smurfit European Open in Dublin.



JUNE /// Mavic equipped riders dominate the mountain bike Cross Country (CC) and Downhill (DH) World Cup: the current top three CC riders Roel Paulissen, Filip Meirhaeghe and Christoph Sauser on Mavic CROSSMAX wheels, the top two DH riders Steve Peat and Cedric Garcia on Mavic DEEMAX wheels.

JUNE/JULY /// Despite never having won a major tournament game before entering this year's UEFA EURO 2004™, the adidas sponsored Greek national football team wins the title in Portugal.



DEAR SHAREHOLDERS,

World-class competitors can always inspire and surprise us. And if you think that's just talk, look at the performance of the adidas sponsored Greek national team that triumphed in the European Football Championships last month. Having never so much as won a match during international tournament play, they beat world-class teams including France, the Czech Republic and Portugal to finish first. And their success was built on team work, with relentless man-to-man defense, and a focus on not wasting a single opportunity on any part of the field. Truly an "Impossible is Nothing" performance.

Looking at how much we've accomplished so far in 2004, I am equally impressed by adidas-Salomon's operational and financial performance. After a strong 2003, we've generated even more momentum in the first half of this year, making quarter-on-quarter sales improvements for all brands and achieving earnings growth of almost 40%. In short, an outstanding performance by a focused and committed adidas-Salomon team.

From a brand perspective, adidas was again our performance powerhouse in the first half of the year with underlying revenues growing 5%, or 2% in euros. Our Sport Performance categories football and training were the major highlights here. On a currency-neutral basis, football sales grew by more than 30%. This was a result of our



HERBERT HAINER ///
CHAIRMAN AND CHIEF EXECUTIVE OFFICER

strong new product line and our high-profile involvement in the European Football Championships. Success in training and all other major apparel categories reflects the increasing momentum of our "Apparel Breakthrough" initiative.

In the second quarter, there were several standout areas. First and foremost is adidas' development in North America, where the pace of our recovery is speeding up. Our focus on this crucial market is paying off – at the end of the second quarter both adidas currency-neutral sales and backlogs were positive. Each increased 5% over last year, so we are now very confident that not only will we stabilize our North American business this year, but we will also deliver positive sales performance and operating profit improvements.

In Europe, our largest market, the excitement created by the European Football Championships as well as strong gross margin improvements helped drive adidas operating profit up more than 40% in the region.

Latin America and Asia also both turned in solid performances for adidas. We see tremendous organic growth opportunities in these markets, which together now account for over 20% of adidas revenues. In the second quarter, currency-neutral sales grew nearly 30% in both regions. This is faster than any of our major competitors and highlights the global nature of our brand strength.

Salomon and TaylorMade-adidas Golf also delivered solid second quarter results. At Salomon, increased top-line momentum was paced by strong performance in both apparel and bicycle components. TaylorMade-adidas Golf again brought key product innovation to the market. The r7 Quad driver, introduced in both North America and Europe in May, has been hailed by golf professionals as a revolution in golf, and has already become the number one played driver on the US and European PGA Tours. Its success has helped drive currency-neutral sales in the metalwoods category up 9% in the second quarter.

On the back of these powerful performances in each of our markets and brands, adidas-Salomon has delivered a financial performance in the first half which was spectacular. Group sales increased 5% on a currency-neutral basis, gross margin has reached a record level of 47.1% and operating profit is up 33%. As a result, our EPS rose 39% to € 2.54, a first half year earnings level which is unequalled in our history. Our financial strength has also continued to improve. Our focus on maximizing free cash flow has allowed us to cut our debt even further, by € 616 million to € 967 million.

The performance so far in 2004 provides a strong base for the rest of the year. Our currency-neutral backlogs for brand adidas are up 10% over the prior year, which means we should be able to deliver continued top-line momentum in the second half of the year.

With the kind of first half we had, I am confident of our ability to perform significantly better than we'd anticipated at the beginning of the year. We are again increasing our earnings projections for 2004. and now expect to achieve net income growth of around 20% for the full year. Achieving this goal will require a lot of hard work in the second half of 2004. The positive currency effects on gross margin will be significantly lower for the remainder of the year. Consumer and retail climates in Europe remain under pressure. And in North America, consumer spending is expected to slow. But when I look out at our operational abilities, I have never felt more confident in our Group's capacity to deliver sustained strong performance than I do today.

The adidas-Salomon organization delivered an excellent performance in the first half of 2004. We overcame some tough challenges, focused our efforts and achieved much in a short time. In just a week, you'll see how strong our products and our brands are at the Summer Olympics in Athens, where adidas will be the dominant brand, outfitting 21 National Olympic Committees and almost half of all athletes as well as all officials and volunteers. These competitors will demonstrate "Impossible is Nothing" every day of the two-week event and I am certain they will inspire our Group to achieve even more in the future.

Yours sincerely,

Herbert Hainer
Chairman and CEO

Our Share /// AFTER A POSITIVE START TO THE YEAR, DEVELOPMENT OF STOCK MARKETS WORLDWIDE WAS MIXED DURING THE FIRST HALF OF 2004. UNCERTAINTIES SURROUNDING THE GEO-POLITICAL SITUATION IN THE MIDDLE EAST, AS WELL AS CONCERNING THE FUTURE DEVELOPMENT OF OIL PRICES AND INTEREST RATES, HINDERED MORE SUBSTANTIAL STOCK MARKET IMPROVEMENTS DESPITE LARGELY POSITIVE MACROECONOMIC SIGNALS. NEVERTHELESS, THE adidas-Salomon SHARE INCREASED 9% DURING THIS PERIOD.

WEEKLY SHARE PRICE DEVELOPMENT IN 2004[1]



110
105
100
95
90
Dec. 31 2003
June 30 2004
adidas-Salomon
DAX-30
MSCI World Textiles, Apparel & Luxury Goods

[1] Index: December 31, 2003 = 100

PERFORMANCE OF THE adidas-Salomon SHARE AND IMPORTANT INDICES AT JUNE 30, 2004 in %

	year-to-date	1 year	since IPO[1]
adidas-Salomon	9	32	182
DAX-30	2	26	72
MSCI World Textiles, Apparel & Luxury Goods	9	48	55

[1] November 17, 1995

STRONG SHARE PRICE PERFORMANCE IN THE FIRST HALF OF 2004 /// The performance of the adidas-Salomon share was strong both during the first half of 2004 as well as compared to the end of the second quarter of 2003. During the first six months of 2004, the adidas-Salomon share increased 9%. This performance was in line with the Morgan Stanley Capital International (MSCI) World Textiles, Apparel & Luxury Goods Index, which comprises the Group's major competitors and which also grew 9% in the first half. In addition, this was significantly better than the DAX-30. Germany's premiere stock index increased only 2% during the same period. Within the 12-month period ending June 30, the adidas-Salomon share price grew 32%. This development was again ahead of the DAX-30, which increased 26%. The MSCI World Textiles, Apparel & Luxury Goods Index grew 48% during this 12-month period.

MARKET UNCERTAINTIES HINDER STRONGER SHARE PRICE PERFORMANCE IN Q2 /// During the second quarter, global stock markets showed no clear tendency after a promising start to the year. Although leading indicators reflected a largely positive development of the global economic environment, stock market sentiment temporarily clouded in the course of the three-month period. Fears that a variety of disturbing factors might hamper global economic activity were the main reason for this development and also affected the performance of the adidas-Salomon share during the quarter. Share price increases at the beginning of the reporting period as a result of the improved economic data especially in the USA followed strong share price appreciation at the end of March. At the end of April, however, the high oil price combined with concerns regarding sooner-than-expected interest rate increases in the USA led to declines across global stock markets. In addition, disappointing news flow regarding European sales and backlogs within the sporting goods industry put further pressure on the adidas-Salomon share. This decline was only partly offset by increases following the release of adidas-Salomon's first quarter results. Renewed uncertainties surrounding the situation in the Middle East and the rise of the oil price continued to hamper development of the adidas-Salomon share as well as all major indices until the beginning of June, when once again positive US labor market data was released and it was announced that China's interest rates were to be left unchanged. This led to significant share price increases. In addition, the adidas-Salomon share benefited from increased sector awareness due to the European Football Championships. As a result, our share ended the second quarter at € 98.20. With an increase of 4% compared to the end of the first quarter, the adidas-Salomon share outperformed the MSCI World Textiles, Apparel & Luxury Goods Index, which grew 1% during the same period. The DAX-30 increased 5% in the second quarter.

THE adidas-Salomon SHARE

Number of shares outstanding	
first half year average	45,530,571
at June 30	45,537,050[1]
Type of share	No-par-value share
Free float	100%
Initial Public Offering	November 17, 1995
Stock exchange	Frankfurt
Stock registration number	ISIN DE0005003404
Stock symbol	ADS
Important indices	DAX-30
	MSCI World Textiles, Apparel & Luxury Goods
	Deutsche Börse Prime Consumer Index
	Dow Jones STOXX
	Dow Jones EURO STOXX
	Dow Jones Sustainability
	FTSE4Good Europe

[1] All of the shares carry full dividend rights.

ANNUAL GENERAL MEETING APPROVES € 1.00 DIVIDEND PER SHARE /// Following approval by the Annual General Meeting, a € 1.00 dividend per share for the fiscal year 2003 was paid to our shareholders on May 14, 2004. This dividend, which represents a total payout of approximately € 45 million and a payout ratio of 17%, reflects our continued commitment to improve the Group's financial condition while also creating substantial value for our shareholders. 2003 was the eighth consecutive year in which we were able to meet or exceed the targeted range defined in our dividend policy, which recommends a payout ratio of between 15 and 20% of consolidated net income. As a result of this performance and the continually improving financial health of the Group, a potential increase of the dividend payout ratio for 2004 was communicated at the Annual General Meeting.

INTERNATIONAL CHARACTER OF SHAREHOLDER BASE MAINTAINED /// Based on the amount of invitations to our Annual General Meeting in May 2004, we currently estimate a total number of around 85,000 shareholders. According to our latest annual ownership analysis conducted in April 2004, our ownership base continues to be very international. The known institutional investors accounted for 84% (2003: 82%) of adidas-Salomon's 45.5 million outstanding shares. North Americans held 28% in 2004, compared to 34% in the prior year. German institutional investors accounted for 16% (2003: 16%) of adidas-Salomon's shares, while other European investors held 36% of outstanding shares. This compares to 28% in 2003. Holdings of other international shareholders remained stable at 4%. Smaller, undisclosed holdings, which also include retail investors, made up 11% of the shares outstanding (2003: 13%). adidas-Salomon Management, which comprises current members of the Executive and Supervisory Boards, continues to hold less than 5% altogether.

DIRECTORS' DEALINGS REPORTED ON CORPORATE WEBSITE /// After having sold a total of 60,000 adidas-Salomon shares during March and April of 2004, Christian Tourres, a member of adidas-Salomon's Supervisory Board and a former Executive Board member, purchased a total of 40,000 shares in May. In addition, Charles Thomas Scott, a member of the Supervisory Board from May 1996 to May 2004, sold 2,000 shares in mid March. Other than that, no member of adidas-Salomon's Management, as defined by the German Securities Trading Act (Wertpapierhandelsgesetz), sold or purchased adidas-Salomon shares for a total value of € 25,000 or more within any 30-day period during the first half of 2004. Detailed information regarding Directors' Dealings can be found in the Corporate Governance section on our corporate website at www.adidas-Salomon.com.

adidas-Salomon /// IN THE FIRST HALF OF 2004, GLOBAL ECONOMIC ACTIVITY WAS RELATIVELY ROBUST DESPITE CONTINUED GEO-POLITICAL UNCERTAINTIES AND THE SHARP INCREASE IN COMMODITY PRICES. SALES FOR THE GROUP INCREASED 5% ON A CURRENCY-NEUTRAL BASIS IN THE FIRST HALF OF 2004. IN EURO TERMS, REVENUES IMPROVED 1% TO € 3.091 BILLION IN 2004 FROM € 3.061 BILLION IN 2003. adidas-Salomon GROSS MARGIN AS A PERCENTAGE OF SALES GREW 3.6 PERCENTAGE POINTS TO 47.1% IN THE FIRST SIX MONTHS OF 2004 (2003: 43.5%) AS A RESULT OF FAVORABLE CURRENCY DEVELOPMENTS, OUR IMPROVING PRODUCT MIX AND INCREASED OWN-RETAIL ACTIVITIES AT adidas. THE TOP-LINE AND GROSS MARGIN IMPROVEMENT ALSO DROVE THE 33% INCREASE IN THE GROUP'S OPERATING PROFIT TO € 236 MILLION IN THE FIRST HALF OF 2004 VERSUS € 178 MILLION DURING THE SAME PERIOD OF 2003. adidas-Salomon's INCOME BEFORE TAXES WAS € 202 MILLION, UP 36% VERSUS € 148 MILLION IN 2003. PROPORTIONALLY LOWER FINANCIAL EXPENSES AND TAXES ALSO POSITIVELY IMPACTED THE GROUP'S NET INCOME, WHICH GREW 39% TO € 116 MILLION IN 2004 FROM € 83 MILLION IN 2003. THIS REPRESENTS BASIC EARNINGS PER SHARE OF € 2.54 VERSUS € 1.83 IN THE PRIOR YEAR.

THE MARKET

RELATIVELY STRONG ECONOMIC ACTIVITY /// Global economic activity was relatively robust during the first half of 2004 despite continued geo-political uncertainties and the sharp increase in commodity prices, notably for oil. In the USA, economic expansion reached a self-supporting status. While the stimulative effect of last year's tax cuts declined over the period, consumer spending was supported by an improving labor market. As a result, US consumer confidence reached its highest level in two years at the end of June and business investment grew at strong rates. Private consumption, however, softened somewhat during the second quarter. In Europe, economic growth was modest, driven by a pick-up in exports and stronger private consumption across the region. The level of economic activity during the first half of the year actually exceeded expectations to some extent although German consumer spending remained lackluster. In Japan, the economic recovery remains on track, driven by strong export activities and positive developments on the country's labor market. In Latin America, the economic upswing continued to gather momentum in the first half of 2004. The Brazilian and Mexican economies mostly benefited from export growth, partly due to an increase in import demand in the US economy. And in Argentina, growth was driven by higher exports and a strong increase in private consumption.

SPORTING GOODS SECTOR DEVELOPMENT MIXED /// The sporting goods sector developed positively during the first half of 2004. However, from a regional perspective, performance was somewhat mixed. In the USA, retailers and suppliers reported strong results during the first six months of the year, reflecting the encouraging retail environment. However, the athletic specialty retail environment was also characterized by a consolidation process as a result of financial problems at two major retailers. In Europe, the retail environment continued to be difficult throughout the first half year. While the UEFA EURO 2004™ European Football Championships have increased brand awareness for the major sporting goods suppliers and lifted demand for certain product categories, inventory levels at retail remained high during the period. In Japan, the absence of any major sporting events has led to high footwear inventory levels and stagnating retail sales. Demand for apparel product has been somewhat stronger as a result of the football qualifying tournaments for the upcoming Athens 2004 Olympic Games™ as well as for the 2006 FIFA World Cup™.

QUARTERLY CONSUMER CONFIDENCE DEVELOPMENT[1]


120
110
100
90
Jun. 03
Sep. 03
Dec. 03
Mar. 04
Jun. 04

USA, Source: Conference Board
Euro Zone, Source: European Commission
Japan, Source: Economic and Social Research Institute, Government of Japan

[1] Index: June 30, 2003 = 100

EXCHANGE RATE DEVELOPMENT[1] € 1 equals

	Average rate 2003	Q3 2003	Q4 2003	Q1 2004	**Q2 2004**	Average rate 2004
USD	1.1313	1.1652	1.2630	1.2224	**1.2155**	1.2278
JPY	130.98	128.80	135.05	126.97	**132.40**	133.11
GBP	0.6920	0.6986	0.7048	0.6659	**0.6708**	0.6736

[1] Spot rates at quarter-end

GROUP BUSINESS PERFORMANCE

SECOND QUARTER CURRENCY-NEUTRAL SALES GROW 7% /// Second quarter net sales for the Group increased 7% on a currency-neutral basis with improvements coming from all brands and regions. This represents growth of 5% in euro terms to € 1.468 billion in 2004 from € 1.392 billion in the second quarter of 2003. Sales at adidas grew 8% on a currency-neutral basis or 6% in euro terms to € 1.207 billion in the second quarter of 2004 from € 1.137 in 2003. At Salomon, second quarter revenues were up 7% on a currency-neutral basis and in euro terms to reach € 72 million in 2004 from € 67 million in 2003. TaylorMade-adidas Golf's sales increased 9% on a currency-neutral basis. In euro terms, this improvement was 5% to € 185 million in 2004 from € 177 million in 2003.

NORTH AMERICAN CURRENCY-NEUTRAL SALES GROW IN THE SECOND QUARTER /// From a regional perspective, second quarter sales in Europe rose 2% both in currency-neutral terms as well as in euros to reach € 740 million in 2004 (2003: € 724 million). In North America, currency-neutral sales grew 4%, marking the first positive performance in the region in four quarters. In euro terms, however, this figure represents a decline by 2% to € 379 million in 2004 from € 385 million in the second quarter of 2003. Asia was the fastest growing region in the second quarter with an increase of 27% both on a currency-neutral basis and in euros to reach € 289 million in 2004 (2003: € 229 million). Sales growth in Latin America was also strong at 26% on a currency-neutral basis or 19% in euros to € 50 million in 2004 versus € 42 million in the second quarter of 2003.

FIRST HALF YEAR NET SALES € in millions


2000 2,765
2001 2,927
2002 3,144
2003 3,061
2004 3,091

FIRST HALF YEAR 2004 NET SALES BY REGION


Latin America 3%
Asia 19%
North America 23%
Europe 55%



adidas SPORT PERFORMANCE ///
CLIMACOOL™ 3 RUNNING SHOE

FIRST HALF YEAR GROUP SALES UP 5% ON A CURRENCY-NEUTRAL BASIS /// As a result of the strong sales developments in the second quarter, currency-neutral sales for the Group increased 5% in the first half of 2004. Currency translation effects from a strong euro, especially versus the US dollar, impacted sales in euro terms. As a result, revenues in euro terms increased 1% to € 3.091 billion in 2004 from € 3.061 billion in the first half of 2003.

adidas DRIVES TOP-LINE GROWTH IN THE FIRST HALF /// Sales growth in the adidas segment set the pace for Group performance in the first half of 2004. Currency-neutral revenues increased 5%. The success of the football category as well as our "Apparel Breakthrough" initiative was the main contributor to this development. Overall, the Sport Performance division recorded solid growth, while sales in the Sport Heritage division declined slightly. Sport Style revenues grew at strong double-digit rates, albeit from a small base. adidas sales in euro terms increased 2% to € 2.584 billion in the first half of 2004 from € 2.542 billion in 2003. In the Salomon segment, revenues increased by 4% on a currency-neutral basis in the first half of 2004, driven by positive developments in the apparel, cycling and nordic categories. In euro terms, Salomon sales were up 2% to € 194 million in the first six months of 2004 from € 191 million in the prior year. Revenues in the TaylorMade-adidas Golf segment increased 3% on a currency-neutral basis driven by the success of the new r7 Quad metalwood which was launched halfway through the second quarter. The putter and apparel categories also reported solid growth. TaylorMade-adidas Golf sales in euro terms declined 3% to € 302 million in 2004 from € 311 million in 2003.

CURRENCY-NEUTRAL SALES IN EUROPE RISE 3% /// Sales for adidas-Salomon in Europe increased 3% on a currency-neutral basis in the first half of 2004. This represents an increase in revenues of 2% in euro terms to € 1.691 billion in 2004 from € 1.657 billion in 2003. Sales growth at adidas and Salomon was the driver of this development. At adidas, solid increases in France, Iberia and the UK as well as strong performance in the emerging markets supported an increase of 3% in currency-neutral sales. In euro terms, revenues at adidas increased 2% to € 1.510 billion in the first six months of 2004 from € 1.475 billion in 2003. Salomon sales grew 2% on a currency-neutral basis in the first half of 2004 with major increases coming from the emerging markets. In euro terms, first half sales for Salomon also increased by 2% to € 134 million from € 132 million. The TaylorMade-adidas Golf segment reported a 9% decrease in sales on a currency-neutral basis in the first six months of 2004 as a result of lower sales throughout the region. In euro terms, revenues at TaylorMade-adidas Golf declined 7% to € 47 million in 2004 from € 50 million in 2003.

CURRENCY-NEUTRAL SALES IN NORTH AMERICA DOWN 1% VERSUS PRIOR YEAR /// In North America, Group sales during the first half declined 1% on a currency-neutral basis or 11% in euro terms to € 707 million in 2004 from € 790 million in 2003. Currency-neutral sales at adidas were down 2% in the first six months due to a decrease in footwear sales in the Sport Performance division. However, this figure hides strong second quarter developments. For the first six months, adidas sales in euro terms decreased 12% to € 507 million in 2004 from € 574 million in 2003. Currency-neutral sales at Salomon were up 1% due to strong apparel sales which more than compensated for weaker sales in some winter categories. Salomon sales in euro terms decreased 6% to € 40 million in the first half of 2004 from € 43 million in 2003. TaylorMade-adidas Golf reported a sales increase of 1% on a currency-neutral basis in the first half of 2004 as a result of strong metalwoods sales in the last six weeks of the period. In euro terms, sales at TaylorMade-adidas Golf declined 8% to € 160 million in 2004 from € 174 million in 2003.

FIRST HALF YEAR 2004 NET SALES GROWTH BY BRAND AND REGION[1] in %

	Europe	North America	Asia	Latin America	Total
adidas	2	(12)	11	26	2
Salomon	2	(6)	16	33	2
TaylorMade-adidas Golf	(7)	(8)	11	30	(3)
Total	**2**	**(11)**	**11**	**27**	**1**

[1]Versus the prior year

FIRST HALF YEAR 2004 CURRENCY-NEUTRAL NET SALES GROWTH BY BRAND AND REGION[1] in %

	Europe	North America	Asia	Latin America	Total
adidas	3	(2)	15	34	5
Salomon	2	1	17	37	4
TaylorMade-adidas Golf	(9)	1	15	44	3
Total	**3**	**(1)**	**15**	**34**	**5**

[1]Versus the prior year

CURRENCY-NEUTRAL SALES GROW AT DOUBLE-DIGIT RATES FOR ALL BRANDS IN ASIA /// In Asia, sales for adidas-Salomon increased 15% on a currency-neutral basis in the first half of 2004. In euro terms, this represents an improvement of 11% to € 566 million in 2004 from € 509 million in 2003. Double-digit sales increases at all brands contributed to this development. Currency-neutral revenues at adidas were up 15% as a result of double-digit sales growth in Japan, China and Australia. In euro terms, adidas sales increased 11% to € 456 million in 2004 from € 411 million in 2003. First half revenues for Salomon increased 17% on a currency-neutral basis supported by strong improvements in Korea. In euro terms, Salomon sales grew 16% to € 15 million in 2004 from € 13 million in 2003. At TaylorMade-adidas Golf, sales for the first six months improved 15% on a currency-neutral basis as a result of strong developments in Japan. In euro terms, TaylorMade-adidas Golf sales increased 11% to € 94 million in 2004 from € 85 million in 2003.

CURRENCY-NEUTRAL LATIN AMERICAN SALES INCREASE 34% /// In Latin America, where revenues are generated predominately by adidas, currency-neutral sales increased 34% in the first half of 2004. Double-digit sales increases in Argentina, Brazil and Mexico were the main drivers of this improvement. In euro terms, sales grew 27% to € 99 million in the first six months of 2004 from € 78 million in 2003. Sales for adidas improved 34% on a currency-neutral basis in the first half of 2004. This represents an increase of 26% in euro terms to € 95 million in 2004 from € 75 million in 2003. Salomon and TaylorMade-adidas Golf, while only minor components in overall sales, continued to grow rapidly both on a currency-neutral basis as well as in euro terms.



adidas SPORT HERITAGE ///
SCOTLAND WARM UP JACKET

APPAREL IS FASTEST GROWING PRODUCT CATEGORY /// In the first half of 2004, currency-neutral apparel sales increased 16%, led by strong double-digit growth rates in the adidas Sport Performance football and running categories, in the adidas Sport Heritage division, at Salomon and at adidas Golf. In euro terms, apparel sales grew 12% to € 1.152 billion in 2004 from € 1.025 million in 2003. Currency-neutral footwear sales decreased 3% in the first six months of 2004. Improvements in the Sport Performance football, training and outdoor categories could not compensate for declines in other product categories. In euro terms, footwear sales decreased 7% to € 1.431 billion in the first half of 2004 from € 1.536 billion in 2003. Hardware sales in the first half of 2004 improved 5% on a currency-neutral basis driven by higher football sales at adidas. In euro terms, revenues grew 1% to € 504 million in 2004 from € 500 million in 2003.

GROUP GROSS MARGIN UP 3.6 PERCENTAGE POINTS /// adidas-Salomon gross margin grew 3.6 percentage points to 47.1% of sales in the first half of 2004 (2003: 43.5%). This represents the highest first half year gross margin in the history of our Group and reflects favorable currency effects due to our international sourcing structure. While a large majority of our product purchases are invoiced in US dollars, our sales are denominated primarily in euros and other currencies, which, for the most part, appreciated versus the dollar in the course of the last 12 months. The improving product mix as well as increased adidas own-retail activities also played a role in the gross margin improvement. As a result of the strong gross margin growth, gross profit for the Group rose 9% in the first six months of 2004 to reach € 1.456 billion versus € 1.331 billion in 2003.

SPORTING EVENTS DRIVE 6% INCREASE IN OPERATING EXPENDITURES /// Operating expenses, including selling, general and administrative expenses (SG&A) and depreciation and amortization (excluding goodwill), increased by 6% to € 1.220 billion in the first half of 2004 from € 1.154 billion in 2003. As a percentage of sales, this equates to 39.5%, which is 1.8 percentage points higher than the 2003 level of 37.7%. This development reflects increased marketing expenditures for the UEFA EURO 2004™ European Football Championships and the Athens 2004 Olympic Games™. Operating expenses were also impacted by the continued expansion of adidas own-retail activities as well as higher doubtful debt provisions at TaylorMade-adidas Golf in the first quarter of this year.

OPERATING PROFIT UP 33% /// Group operating profit increased 33% to € 236 million in 2004 from € 178 million in the first half of 2003, reflecting the Group's strong gross margin development in the period. Similarly, the operating margin grew 1.8 percentage points to 7.6% in the first six months of 2004 versus 5.8% in the same period in 2003.



adidas SPORT STYLE ///
Y-3 BOXING SHOE

FIRST HALF YEAR GROSS MARGIN in %

2000	43.4
2001	43.3
2002	43.2
2003	43.5
2004	47.1

FIRST HALF YEAR OPERATING PROFIT € in millions

2000	170
2001	198
2002	167
2003	178
2004	236

FIRST HALF YEAR INCOME BEFORE TAXES € in millions

2000	136
2001	139
2002	121
2003	148
2004	202

FIRST HALF YEAR NET INCOME € in millions

2000	73
2001	71
2002	68
2003	83
2004	116

NON-OPERATING ITEMS INCREASE MODESTLY /// adidas-Salomon goodwill amortization was € 23 million in the first half of 2004 versus € 22 million during the same period in 2003. Royalty and commission income increased 3% to € 21 million in 2004 from € 20 million in 2003. Financial expenses grew 15% to € 32 million in 2004 from € 28 million in the first six months of 2003. This reflects difficult comparisons in exchange rate effects on balance sheet items. Despite this increase, financial expenses in the first half of 2004 represented a significantly lower proportion of operating profit than in the prior year.

INCOME BEFORE TAXES UP 36% /// As a result of the strong operational improvements during the first half of 2004, Group IBT grew 36% to € 202 million from € 148 million in 2003. As a percentage of sales, income before taxes improved by 1.7 percentage points to 6.5% in 2004 from 4.8% in 2003.

NET INCOME GROWS 39% /// Net income for the Group increased 39% to € 116 million in the first half of 2004 from € 83 million in 2003. Solid currency-neutral sales increases, coupled with the strong gross and operating margins, were the drivers of this improvement. Minority interests increased 9% to € 6 million in 2004 (2003: € 6 million). The Group tax rate declined 0.2 percentage points to 39.6% in the first six months of 2004 from 39.8% in 2003.

€ 2.54 BASIC EARNINGS PER SHARE /// adidas-Salomon basic earnings per share increased 39% to € 2.54 for the first six months of 2004 versus € 1.83 in 2003. The Group's total number of shares outstanding was 45,537,050 at the end of June 2004. The average number of shares used in the calculation of basic earnings per share was 45,530,571 (first six months 2003 average: 45,438,672). First half year diluted earnings per share were also € 2.54 in 2004 (2003: € 1.83).

RETAIL INCREASES DRIVE EMPLOYEE GROWTH /// At June 30, 2004, adidas-Salomon employed 16,222 people. This represents an increase of 7% versus the previous year's level of 15,135 and a 3% increase since the end of 2003 when the Group employed 15,686 people. New employees were primarily added in own retail.


SALOMON
SALOMON
Salomon ///
MOTION 7 W INLINE SKATE

FINANCE AND INVESTMENT

TOTAL ASSETS INCREASE /// At the end of the first half of 2004, total assets increased by 7% to € 4.651 billion versus € 4.335 billion in the prior year mainly as a result of investments in short-term financial assets. Compared to the 2003 year-end level, total assets increased by 11%.

INVENTORIES UP 1% /// Group inventories grew 1% to € 1.304 billion at the end of the first half of 2004 from € 1.285 billion in 2003. On a currency-neutral basis, inventories increased 4%. Due to continued tight inventory management, the increase in inventories is below the adidas backlogs growth and the Group's sales increase expectations for the third quarter of 2004.

RECEIVABLES DOWN BY 8% /// Receivables at adidas-Salomon were reduced by 8% to € 1.122 billion at the end of the first half of 2004 versus € 1.217 billion in the prior year. On a currency-neutral basis, this represents a decline of 6%.

FIXED ASSETS DECREASE BY 1% /// Fixed assets decreased by 1% to € 1.136 billion at the end of June 2004 versus € 1.149 billion in 2003, with approximately € 9 million due to currency effects. Disposals further reduced fixed assets by € 9 million. The change in fixed assets due to additions of approximately € 161 million was counterbalanced by depreciation and amortization including goodwill of approximately € 157 million. These additions mainly relate to the expansion of own-retail activities and IT infrastructure.

OTHER NON-CURRENT ASSETS GROW /// Other non-current assets grew by 19% to € 122 million at the end of the first half of 2004 from € 103 million in 2003, mainly due to higher prepayments for new or extended long-term promotion contracts in football in the fourth quarter of 2003.

OTHER NON-CURRENT LIABILITIES INCREASE BY 30% /// Other non-current liabilities increased by 30% to € 34 million at the end of June 2004 from € 27 million in 2003, primarily due to an increase in the negative fair value of financial instruments used for hedging activities within the Group and increased obligations under capital lease contracts.



adidas SPORT HERITAGE ///
TUSCANY FORMULA 1 SHOE

BALANCE SHEET STRUCTURE[1] in % of total assets

	2004[2]	2003[2]
ASSETS		
Cash and cash equivalents	4.3	1.3
Short-term financial assets	4.9	0.2
Accounts receivable	24.1	28.1
Inventories	28.0	29.6
Other current assets	7.4	7.4
Total current assets	68.8	66.6
Fixed assets	24.4	26.5
Deferred tax assets	4.2	4.5
Other non-current assets	2.6	2.4
Total non-current assets	31.2	33.4
Total assets	100.0	100.0
LIABILITIES, MINORITY INTERESTS AND SHAREHOLDERS' EQUITY		
Accounts payable	13.7	12.6
Income taxes	3.7	3.7
Accrued liabilities and provisions	12.0	11.0
Other current liabilities	3.9	3.7
Total current liabilities	33.4	31.0
Long-term borrowings	30.0	38.0
Pensions and similar obligations	2.4	2.4
Deferred tax liabilities	1.3	1.2
Other non-current liabilities	0.7	0.6
Total non-current liabilities	34.4	42.2
Minority interests	0.7	1.2
Shareholders' equity	31.6	25.6
Total liabilities, minority interests and shareholders' equity	100.0	100.0

[1] For absolute figures see Consolidated Balance Sheet.
[2] At June 30

EQUITY RATIO FURTHER STRENGTHENED /// Equity rose by 32% to € 1.470 billion at the end of June 2004 versus € 1.110 billion in 2003. The majority of the net income was retained within the Group and used to strengthen the equity base. In addition, the equity component of the convertible bond which was issued in October 2003 strongly influenced the rise in shareholders' equity. The equity ratio rose by 6.0 percentage points to 31.6% at the end of the first half of 2004 from 25.6% in 2003. Compared to the 2003 year-end level of € 1.356 billion, equity increased by 8%.

CASH FLOW IMPROVED SIGNIFICANTLY /// In the first half of 2004, the Group generated € 141 million of cash inflow through operating activities. This figure improved significantly versus the prior year (€ 30 million) as a result of strong operational performance and favorable working capital trends. Cash outflow for investing activities was € 250 million and mainly related to investments in short-term financial assets of approximately € 138 million. Spending for property, plant and equipment such as investment in adidas own-retail activities was € 46 million versus € 36 million in the first half of 2003.



Y-3

adidas SPORT STYLE ///
Y-3 NYLON BELT

TOTAL ASSETS[1] € in millions

2000	3,864
2001	4,459
2002	4,398
2003	4,335
2004	4,651

[1]At June 30

EQUITY RATIO[1] in %

2000	18.4
2001	20.1
2002	21.4
2003	25.6
2004	31.6

[1]At June 30

NET TOTAL BORROWINGS[1] € in millions

2000	1,755
2001	2,061
2002	1,849
2003	1,583
2004	967

[1]At June 30

NET BORROWINGS REDUCED BY € 616 MILLION /// Net borrowings at June 30, 2004 were € 967 million, down 39% or € 616 million versus € 1.583 billion in the prior year. Strong bottom-line profitability and continued tight working capital management were the drivers of this improvement. As a consequence, the Group's financial leverage improved 77 percentage points to 66% in 2004 versus 143% in 2003. Versus the 2003 year-end level of € 946 million, debt increased 2%, reflecting the seasonality of financial needs in our business.

adidas /// IN THE FIRST HALF OF 2004, CURRENCY-NEUTRAL SALES AT adidas INCREASED 5%, WITH REVENUE GROWTH COMING FROM ALL REGIONS EXCEPT NORTH AMERICA. IN EURO TERMS, REVENUES GREW 2% TO € 2.584 BILLION IN 2004 FROM € 2.542 BILLION IN 2003. GROSS MARGIN AS A PERCENTAGE OF SALES INCREASED BY 4.9 PERCENTAGE POINTS TO 43.8% OF SALES IN THE FIRST HALF OF 2004 (2003: 38.9%), DRIVEN BY SIZABLE POSITIVE CURRENCY EFFECTS, PRODUCT MIX IMPROVEMENTS AND INCREASED OWN-RETAIL ACTIVITIES. AS A RESULT, OPERATING PROFIT GREW 45% TO € 263 MILLION IN THE FIRST HALF OF 2004 VERSUS € 182 MILLION IN THE PRIOR YEAR. FOR THE FULL YEAR 2004, WE EXPECT THAT CURRENCY-NEUTRAL SALES, GROSS MARGIN AND OPERATING PROFIT WILL INCREASE VERSUS PRIOR YEAR LEVELS.



adidas SPORT PERFORMANCE ///
a³ ULTRARIDE RUNNING SHOE

CURRENCY-NEUTRAL SALES GROW 5% IN THE FIRST HALF ///
In the second quarter, sales at adidas increased 8% on a currency-neutral basis. In euro terms, second quarter revenues grew 6% to € 1.207 billion in 2004 versus € 1.137 billion in the prior year. This strong development supported the currency-neutral sales increase of 5% in the first half of 2004, particularly with sequential improvements coming from Asia and North America. In euro terms, sales for the first six months grew 2% to € 2.584 billion in 2004 from € 2.542 billion in 2003. In the first half of 2004, sales from adidas own-retail activities rose 30% on a currency-neutral basis, which represents an increase of 24% in euro terms to € 244 million in 2004 (2003: € 196 million).

FOOTBALL AND THE "APPAREL BREAKTHROUGH" INITIATIVE DRIVE GROWTH IN THE SPORT PERFORMANCE DIVISION ///
Sales in the Sport Performance division grew 8% on a currency-neutral basis in the second quarter of 2004. This represents an increase of 6% in euro terms to € 996 million in the second quarter of 2004 (2003: € 938 million). With regard to the first half of 2004, Sport Performance sales growth was 5% on a currency-neutral basis. Football, where sales grew more than 30% due to the UEFA EURO 2004™ European Football Championships, was the fastest growing category. Solid sales growth was recorded in nearly all apparel categories, reflecting our successful "Apparel Breakthrough" initiative. In euro terms, sales in this division improved 2% to € 2.122 billion in the first six months of 2004 versus € 2.071 billion in the prior year.

SPORT HERITAGE APPAREL GROWS RAPIDLY /// Currency-neutral sales in the Sport Heritage division grew 6% in the second quarter of 2004. In euro terms, sales increased 4% to € 198 million (2003: € 191 million). In the first six months of 2004, sales in this division declined by 2% on a currency-neutral basis. Strong double-digit increases in apparel could not fully compensate for declines in footwear. This represents a decrease by 5% in euro terms to € 436 million in 2004 from € 462 million in 2003.

adidas AT A GLANCE € in millions

	1st Half Year 2004	1st Half Year 2003	Change
Net sales	**2,584**	2,542	2%
Gross margin	**43.8%**	38.9%	4.9pp
Operating profit	**263**	182	45%

adidas NET SALES € in millions

2000	2,307
2001	2,394
2002	2,554
2003	2,542
2004	2,584

adidas NET SALES BY REGION € in millions

	1st Half Year 2004	1st Half Year 2003	Change
Europe	**1,510**	1,475	2%
North America	**507**	574	(12%)
Asia	**456**	411	11%
Latin America	**95**	75	26%

SPORT STYLE SALES GROW 85% CURRENCY-NEUTRAL /// Entering their second year on the market, adidas Sport Style products continue to enjoy great popularity. Second quarter sales totaled € 2 million. In the prior year, no products of this division were sold during this period. As a result of this year's second quarter developments combined with the first quarter, sales in the first half of 2004 grew 85% on a currency-neutral basis. In euro terms, this represents an increase of 79% to € 10 million in the first six months of 2004 versus € 5 million in 2003.

GROSS MARGIN IMPROVES NEARLY 5 PERCENTAGE POINTS /// The adidas gross margin increased by 4.9 percentage points to 43.8% of sales in the first half of 2004 (2003: 38.9%). This is the highest ever gross margin recorded by adidas in a first half year. Over half of this improvement was driven by favorable currency effects associated with our sourcing structure. Further, our improving product mix and increased own-retail activities also contributed to this development. As a result, adidas gross profit grew 15% to € 1.133 billion in the first half of 2004 from € 989 million in 2003.

OPERATING PROFIT AND MARGIN INCREASE CONSIDERABLY /// During the first six months of 2004, adidas operating profit grew by 45% to € 263 million in 2004 versus € 182 million in the prior year. *This increase was mainly a result of the period's record-*level gross margin that more than offset increased operating expenses, which grew 8% to € 869 million in the first half of 2004 from € 807 million in 2003. This operating expense increase primarily reflects expenditures associated with the adidas "Impossible is Nothing" global advertising campaign, the UEFA EURO 2004™ European Football Championships as well as the Athens 2004 Olympic Games™. Operating expenses were also impacted by the continued expansion of our own-retail activities. The operating margin for adidas increased by 3.0 percentage points to 10.2% during the first six months of 2004 (2003: 7.2%).

adidas ORDER BACKLOGS BY PRODUCT CATEGORY AND REGION[1] changes in %

	Europe	North America	Asia	Total
Footwear	0	(7)	12	0
Apparel	11	6	56	17
Total	**6**	**(2)**	**34**	**8**

[1] At June 30, 2004, change year-over-year

adidas ORDER BACKLOGS BY PRODUCT CATEGORY AND REGION, CURRENCY-NEUTRAL[1] changes in %

	Europe	North America	Asia	Total
Footwear	0	(2)	14	2
Apparel	10	13	57	18
Total	**5**	**5**	**35**	**10**

[1] At June 30, 2004, change year-over-year



adidas SPORT PERFORMANCE ///
GREEK NATIONAL FOOTBALL TEAM HOME KIT

CURRENCY-NEUTRAL ORDER BACKLOGS INCREASE AT DOUBLE-DIGIT RATES /// Currency-neutral order backlogs for adidas grew 10% (+8% in euros) at the end of the second quarter of 2004, showing sequential improvement in all regions. Overall apparel orders increased 18% on a currency-neutral basis, or 17% in euro terms, reflecting our successful "Apparel Breakthrough" initiative to grow sales in this product category. Footwear backlogs grew 2% on a currency-neutral basis and were stable in euros, driven by solid growth in Asia and improvements over the prior quarter in both Europe and North America. From a regional perspective, in Europe, orders increased 5% currency-neutral (+6% in euros) supported by strong growth in apparel, where backlogs increased 10% on a currency-neutral basis (+11% in euros). Footwear backlogs were stable in both currency-neutral and euro terms. In North America, currency-neutral order backlogs were up 5% (–2% in euros). Currency-neutral apparel orders increased 13% (+6% in euros), footwear backlogs declined 2% (–7% in euros). In Asia, currency-neutral backlogs grew 35% (+34% in euros). Apparel backlogs increased 57% on a currency-neutral basis (+56% in euros) while footwear orders grew 14% (+12% in euros).

OUTLOOK /// As a result of this backlog development, coupled with macroeconomic trends and continuous feedback from retailers, we expect full year adidas currency-neutral sales to increase at mid-single-digit rates. Revenue growth will be driven by improvements in all regions. Based on strong second quarter sales and backlog performance, revenue development in North America is likely to be positive compared with prior year levels. Gross margin in the segment is expected to improve over the prior year, reflecting an improving product mix, increased own-retail sales and lower clearance activities. Favorable currency effects will also continue to play a major role although this impact will not be as significant in the second half of the year as favorable effects from exchange rate developments lessen. As a result, both operating profit and margin are likely to increase versus the prior year.

Salomon /// SALES FOR SALOMON DURING THE FIRST HALF OF 2004 INCREASED BY 4% ON A CURRENCY-NEUTRAL BASIS, DUE TO STRONG DEVELOPMENTS IN WINTER AND SUMMER CATEGORIES, PARTICULARLY IN THE APPAREL, CYCLING AND NORDIC CATEGORIES. GROSS MARGIN AS A PERCENTAGE OF SALES DECLINED 2.5 PERCENTAGE POINTS TO 33.9% IN 2004 (2003: 36.4%), MAINLY DUE TO UNFAVORABLE CURRENCY EFFECTS ASSOCIATED WITH SOURCING AND MANUFACTURING THE MAJORITY OF SALOMON PRODUCTS IN EUROPE. AS A RESULT OF THESE DEVELOPMENTS, OPERATING PROFIT DECLINED 13% TO NEGATIVE € 45 MILLION IN THE FIRST HALF OF 2004 FROM NEGATIVE € 39 MILLION IN 2003. FOR THE FULL YEAR, WE EXPECT CURRENCY-NEUTRAL SALES FOR SALOMON TO GROW BUT GROSS MARGIN AND OPERATING PROFIT TO REMAIN UNDER PRESSURE REFLECTING UNFAVORABLE CURRENCY EFFECTS.



Salomon ///
WOMEN'S SMART WINDSTOPPER JACKET

REVENUES IMPROVE IN ALL REGIONS /// Salomon sales increased 7% in both currency-neutral and euro terms in the second quarter of 2004. In absolute terms, Salomon sales reached € 72 million in the second quarter of 2004, up from € 67 million in 2003. In the first half of 2004, Salomon sales increased 4% on a currency-neutral basis as a result of strong developments in winter and summer categories, particularly in the apparel, cycling and nordic categories. All regions recorded positive currency-neutral developments. This represents an increase of 2% in euros to € 194 million in 2004 from € 191 million in the first six months of 2003.

GROSS MARGIN DECLINES DUE TO CURRENCY EFFECTS /// Salomon's gross margin declined 2.5 percentage points to 33.9% in the first half of 2004 from 36.4% during the same period of 2003. This development was mainly a result of negative currency effects arising from the fact that the majority of Salomon products are sourced and manufactured in Europe, while a large portion of sales are registered outside Europe. As a result, gross profit decreased 5% to € 66 million in the first six months of 2004 from € 70 million in 2003.

OPERATING PROFIT IMPACTED BY CURRENCY EFFECTS /// During the first six months of 2004, Salomon operating profit declined 13% to negative € 45 million versus negative € 39 million in 2003. This reflects mainly unfavorable currency effects on the gross margin. Operating expenses increased by 1% to € 110 million in 2004 from € 109 million in 2003 as a result of slightly higher marketing expenditures. Similar to the development of operating profit, the operating margin in the first half of 2004 decreased by 2.3 percentage points to negative 22.9% from negative 20.6% in 2003.

OUTLOOK /// Because of the strong seasonality of Salomon's business and the often short-term nature of orders within the winter sports industry, we do not provide backlog information for the Salomon family of brands. For 2004, we expect full year currency-neutral sales for Salomon to grow while gross margin as well as operating profit and margin are likely to decline slightly as a result of the negative currency effects explained above.

Salomon AT A GLANCE € in millions

	1st Half Year 2004	1st Half Year 2003	Change
Net sales	194	191	2%
Gross margin	33.9%	36.4%	(2.5pp)
Operating profit	(45)	(39)	(13%)

Salomon NET SALES € in millions



2000 184
2001 194
2002 194
2003 191
2004 194

Salomon NET SALES BY REGION € in millions

	1st Half Year 2004	1st Half Year 2003	Change
Europe	134	132	2%
North America	40	43	(6%)
Asia	15	13	16%
Latin America	3	2	33%

TaylorMade-adidas Golf /// SALES FOR TaylorMade-adidas Golf IN THE FIRST HALF OF 2004 INCREASED 3% ON A CURRENCY-NEUTRAL BASIS, REFLECTING THE VERY SUCCESSFUL r7 QUAD METALWOOD LAUNCH IN THE SECOND QUARTER. THIS REPRESENTS A DECREASE OF 3% IN EURO TERMS TO € 302 MILLION IN 2004 FROM € 311 MILLION IN 2003. GROSS MARGIN AS A PERCENTAGE OF SALES IMPROVED 0.2 PERCENTAGE POINTS TO 47.5% IN 2004 FROM 47.3% IN 2003, SUPPORTED BY STRONG MARGINS IN THE METALWOODS CATEGORY. OPERATING PROFIT DECLINED 46% TO € 17 MILLION IN 2004 (2003: € 31 MILLION) DUE TO A VERY WEAK FIRST QUARTER DEVELOPMENT THAT WAS IMPACTED BY HIGHER PROVISIONS FOR DOUBTFUL DEBT. WE EXPECT FULL YEAR CURRENCY-NEUTRAL SALES AS WELL AS GROSS MARGIN AND OPERATING PROFIT FOR TaylorMade-adidas Golf TO INCREASE VERSUS PRIOR YEAR LEVELS.



TaylorMade ///
r7 QUAD DRIVER

SECOND QUARTER SALES UP 9% ON A CURRENCY-NEUTRAL BASIS /// Second quarter currency-neutral sales at TaylorMade-adidas Golf increased 9%. In euro terms, revenues improved 5% to € 185 million in 2004 from € 177 million in the second quarter of 2003. Sales at TaylorMade-adidas Golf in the first half of 2004 were up 3% on a currency-neutral basis. This improvement reflects the very successful r7 Quad metalwood launch in the USA and Europe in May 2004. The putter and apparel categories also reported solid growth. Overall, positive developments in all regions except Europe contributed to this sales growth. In euro terms, revenues declined 3% to € 302 million in the first six months of 2004 from € 311 million in 2003.

GROSS MARGIN IMPROVES SLIGHTLY /// TaylorMade-adidas Golf gross margin improved by 0.2 percentage points to 47.5% in the first half of 2004 (2003: 47.3%), supported by strong margins in the metalwoods category. However, this improvement could not fully compensate for the sales decline in euro terms. As a result, gross profit decreased 3% to € 143 million in the first six months of 2004 from € 147 million in 2003.

OPERATING PROFIT AFFECTED BY Q1 DEVELOPMENT /// As a result of a very weak first quarter development that was impacted by higher provisions for doubtful debt, first half year operating profit for TaylorMade-adidas Golf decreased 46% to € 17 million in 2004 from € 31 million in 2003. Operating expenses increased 9% during this period to € 126 million from € 116 million in 2003. The operating margin declined 4.5 percentage points to 5.6% in 2004 compared to 10.1% in 2003.

OUTLOOK /// Because backlogs are measured differently in golf than in other parts of our business, we do not provide order information for TaylorMade-adidas Golf. We expect full year currency-neutral sales for TaylorMade-adidas Golf to grow at mid-single-digit rates. Gross margin as well as both operating profit and margin are expected to improve versus 2003 levels.

TaylorMade-adidas Golf AT A GLANCE € in millions

	1st Half Year 2004	1st Half Year 2003	Change
Net sales	302	311	(3%)
Gross margin	47.5%	47.3%	0.2pp
Operating profit	17	31	(46%)

TaylorMade-adidas Golf NET SALES € in millions

2000	264
2001	325
2002	379
2003	311
2004	302

TaylorMade-adidas Golf NET SALES BY REGION € in millions

	1st Half Year 2004	1st Half Year 2003	Change
Europe	47	50	(7%)
North America	160	174	(8%)
Asia	94	85	11%
Latin America	1	1	30%

Outlook

/// THE LARGELY POSITIVE GLOBAL ECONOMIC ENVIRONMENT IS EXPECTED TO SUPPORT FURTHER OPERATIONAL IMPROVEMENTS AT adidas-Salomon FOR THE REMAINDER OF 2004. AS A RESULT OF OUR SECOND QUARTER PERFORMANCE AND EXPECTATIONS FOR THE REST OF 2004, WE ARE INCREASING OUR SALES GUIDANCE AS PROVIDED AT THE BEGINNING OF THE YEAR AND ARE AGAIN RAISING OUR EARNINGS TARGET. GROUP REVENUES ARE EXPECTED TO BE UP BY AROUND 5% ON A CURRENCY-NEUTRAL BASIS, WITH DOUBLE-DIGIT CURRENCY-NEUTRAL GROWTH IN ASIA AND LATIN AMERICA AND A MID-SINGLE-DIGIT SALES INCREASE IN EUROPE. THE CURRENT SALES AND ORDER BACKLOG DEVELOPMENT IN NORTH AMERICA UNDERPINS OUR POSITIVE EXPECTATIONS FOR BOTH THE SECOND HALF AND ON A FULL YEAR BASIS. GROUP GROSS MARGIN IS PROJECTED TO CLEARLY EXCEED 45% AND OPERATING MARGIN WILL IMPROVE BY AT LEAST ONE PERCENTAGE POINT VERSUS THE PRIOR YEAR LEVEL. AS A RESULT OF STRONG SECOND QUARTER PERFORMANCE, GROUP EARNINGS FOR THE FULL YEAR ARE NOW EXPECTED TO GROW BY AROUND 20%.

RISK IDENTIFICATION AND ANALYSIS /// The international sporting goods industry is highly competitive and success depends on the correct assessment of future trends and challenges. At adidas-Salomon, our Management continuously gathers and analyzes business intelligence, including a qualitative assessment of the future business environment, in order to best identify strategies to avoid or lower risk. With respect to the current business outlook, no immediate risks have been identified which could jeopardize the Group's ongoing business health and viability.

GLOBAL ECONOMIC UPSWING TO CONTINUE /// The outlook for the world economy for the remainder of the year is positive. Many fundamentals point to a buoyant global economic upswing. However, growth is most likely to remain uneven across the different regions. In the USA, economic growth is expected to slow somewhat as fiscal and monetary stimuli are progressively withdrawn. At the same time, export growth should accelerate driven by a further depreciation of the dollar against most major currencies. The regional GDP growth is expected to be around 5% in 2004. While the recovery of global economic activity appears to have achieved enough momentum to pull the economies in the Euro Zone out of their lethargy, further exchange rate appreciation and sustained weakness in consumer sentiment could at the same time hamper the region's recovery. Thus, the development on the region's labor markets will be a crucial factor in reaching a self-supporting growth path. At the moment, economists project regional GDP growth of between 1 and 2%. In Japan, the further pick-up in world trade and steady increases in domestic demand, supported by recent labor market improvements, are expected to lead to GDP growth of 3% in 2004. Latin America should see an even stronger economic recovery. The upswing in US demand and more favorable exchange rates are all expected to support economic activity and lead to GDP growth of around 4% in 2004.

CAUTIOUS OUTLOOK FOR SPORTING GOODS SECTOR /// The generally positive outlook for the global economy is expected to only partly translate into the sporting goods sector. In the USA, the retail environment is expected to suffer somewhat from a slowdown in private consumption as a result of higher oil prices and the non-recurrence of last year's tax benefits. As a consequence, retailers' sentiment for the upcoming back-to-school season varies from cautiously optimistic to slightly concerned. In Europe, aggressive pricing strategies in the sporting goods industry are expected to continue as high inventory levels at retail persist throughout the region. While the upcoming Athens 2004 Olympic Games™ will further boost the sector's visibility during the second half of the year, increased revenue potential related to the event will be limited. In Japan, footwear inventory levels are expected to remain high throughout the remainder of the year. However, the upcoming Athens 2004 Olympic Games™ and further qualification rounds for the 2006 FIFA World Cup™ should stimulate demand, depending on the performance of Japanese teams and athletes.

NO SUBSEQUENT EVENTS OR DEVELOPMENTS /// Between the end of the second quarter of 2004 and the publication of this report on August 4, there were no major macroeconomic or sociopolitical changes which we expect to influence our business materially going forward.


Y-3

adidas SPORT STYLE ///
Y-3 KNITTED LOGO HAT

CURRENCY-NEUTRAL SALES GROWTH OF AROUND 5% /// As a result of the anticipated positive macroeconomic and sector environment as well as backlog development and retailer feedback, we now expect currency-neutral Group revenue growth of around 5%. This will be driven by double-digit sales growth in Asia and Latin America and mid-single-digit increases in Europe. Further, as a result of strong sales and adidas backlog performance in the second quarter, we also expect positive revenue development in North America during the second half of 2004 and on a full year basis. From a brand perspective, the sales growth will be driven by mid-single-digit sales growth at adidas, Salomon and TaylorMade-adidas Golf. Sales in euro terms, however, will be negatively impacted by the strong euro.

GROSS MARGIN STRENGTH CONTINUES /// In 2004, we expect continued visible improvements in the Group's gross margin. An improving product mix, the increased proportion of higher-margin own-retail activities and lower clearance sales will be important drivers of this margin improvement. We also anticipate that the stronger euro will continue to positively impact sourcing costs and therefore also help to improve gross margin, although this impact will not be as significant in the second half of the year as favorable effects from exchange rate developments lessen. As a consequence, we expect the Group's gross margin for the full year to clearly exceed 45% for the first time ever. From a brand perspective, this improvement will be driven mainly by adidas. TaylorMade-adidas Golf is also expected to contribute to this development. The gross margin of Salomon is likely to decline slightly as a result of negative currency effects, arising from the fact that nearly all Salomon hardware sourcing and manufacturing takes place in Europe, while nearly 50% of sales are registered in non-euro currencies.

FURTHER OPERATING MARGIN IMPROVEMENT /// In 2004, we are projecting continued operating margin expansion, which we view as our most important internal measure of operational success. While marketing working budget is likely to increase slightly as a result of event-related spending in 2004, we expect continued savings in operating overheads and other expenses which will be re-invested in own-retail activities. Consequently, we will deliver an increase in Group operating margin of at least one percentage point above the 2003 level of 7.8%. From a brand perspective, the operating margin improvement will be driven by adidas, where increases are expected to come from all regions. TaylorMade-adidas Golf is also expected to contribute to this development. Salomon's operating margin is unlikely to attain the 2003 level this year due to the negative currency effects mentioned above.

NET INCOME TO INCREASE BY AROUND 20% /// We expect double-digit earnings growth for the fourth consecutive year. This will be driven by currency-neutral top-line improvement as well as gross and operating margin expansion. As a result of strong second quarter performance, we are now confident that we will achieve earnings growth of around 20% versus the prior year.



Salomon ///
RAID RACE 200 BACKPACK

CONSOLIDATED BALANCE SHEET (IFRS) € in millions

	June 30 2004	June 30 2003	Change in %	Dec. 31 2003
Cash and cash equivalents	**200**	56	256.6	190
Short-term financial assets	**228**	8	–	89
Accounts receivable	**1,122**	1,217	(7.8)	1,075
Inventories	**1,304**	1,285	1.5	1,164
Other current assets	**346**	320	7.9	259
Total current assets	**3,199**	2,886	10.9	2,777
Property, plant and equipment, net	**355**	335	6.2	345
Goodwill, net	**583**	615	(5.1)	591
Other intangible assets, net	**103**	111	(7.1)	104
Long-term financial assets	**94**	88	6.5	88
Deferred tax assets	**193**	197	(1.8)	178
Other non-current assets	**122**	103	18.5	105
Total non-current assets	**1,451**	1,449	0.2	1,411
Total assets	**4,651**	4,335	7.3	4,188
Accounts payable	**638**	548	16.5	592
Income taxes	**174**	161	8.0	158
Accrued liabilities and provisions	**557**	476	17.1	455
Other current liabilities	**182**	160	14.2	139
Total current liabilities	**1,552**	1,344	15.4	1,344
Long-term borrowings	**1,395**	1,647	(15.3)	1,225
Pensions and similar obligations	**109**	102	7.3	105
Deferred tax liabilities	**60**	52	14.8	66
Other non-current liabilities	**34**	27	29.6	35
Total non-current liabilities	**1,599**	1,828	(12.5)	1,432
Minority interests	**30**	53	(42.9)	57
Shareholders' equity	**1,470**	1,110	32.4	1,356
Total liabilities, minority interests and shareholders' equity	**4,651**	4,335	7.3	4,188

Rounding differences may arise in percentages and totals for figures presented in millions as calculation is always based on the figures stated in thousands.

CONSOLIDATED INCOME STATEMENT (IFRS) € in millions

	1st Half Year 2004	1st Half Year 2003	Change	**2nd Quarter 2004**	2nd Quarter 2003	Change
Net sales	**3,091**	3,061	1.0%	**1,468**	1,392	5.5%
Cost of sales	**1,635**	1,729	(5.4%)	**757**	769	(1.5%)
Gross profit	**1,456**	1,331	9.3%	**711**	623	14.2%
(% of net sales)	**47.1%**	43.5%	3.6pp	**48.4%**	44.8%	3.7pp
Selling, general and administrative expenses	**1,173**	1,106	6.1%	**595**	539	10.5%
(% of net sales)	**38.0%**	36.1%	1.8pp	**40.6%**	38.7%	1.8pp
Depreciation and amortization (excl. goodwill)	**47**	48	(1.5%)	**24**	23	6.7%
Operating profit	**236**	178	32.6%	**92**	62	49.1%
(% of net sales)	**7.6%**	5.8%	1.8pp	**6.3%**	4.4%	1.8pp
Goodwill amortization	**23**	22	2.0%	**12**	11	5.1%
Royalty and commission income	**21**	20	2.9%	**12**	10	20.3%
Financial expenses, net	**32**	28	15.0%	**20**	10	102.3%
Income before taxes and minority interests	**202**	148	36.4%	**72**	50	43.0%
(% of net sales)	**6.5%**	4.8%	1.7pp	**4.9%**	3.6%	1.3pp
Income taxes	**80**	59	35.7%	**27**	19	43.4%
(% of income before taxes and minority interests)	**39.6%**	39.8%	(0.2pp)	**37.5%**	37.4%	0.1pp
Minority interests	**(6)**	(6)	8.6%	**(1)**	1	–
Net income	**116**	83	38.9%	**44**	32	35.8%
(% of net sales)	**3.7%**	2.7%	1.0pp	**3.0%**	2.3%	0.7pp
Basic earnings per share (in €)	**2.54**	1.83	38.6%	**0.96**	0.71	35.5%
Diluted earnings per share (in €)	**2.54**	1.83	38.6%	**0.96**	0.71	35.4%

Rounding differences may arise in percentages and totals for figures presented in millions as calculation is always based on the figures stated in thousands.

CONSOLIDATED STATEMENT OF CASH FLOWS (IFRS) € in millions

	1st Half Year 2004	1st Half Year 2003
Operating activities:		
Income before taxes	202	148
Adjustments for:		
Depreciation and amortization (incl. goodwill)	79	77
Unrealized foreign exchange losses, net	25	26
Interest income	(9)	(6)
Interest expense	35	35
Operating profit before working capital changes	332	280
(Increase)/Decrease in receivables and other current assets	(106)	6
Increase in inventories	(138)	(117)
Increase/(Decrease) in accounts payable and other current liabilities	179	(53)
Cash provided by operations	268	117
Interest paid	(33)	(34)
Income taxes paid	(94)	(53)
Net cash provided by operating activities	141	30
Investing activities:		
Purchase of goodwill and other intangible assets	(20)	(15)
Purchase of property, plant and equipment	(46)	(36)
Proceeds from sale of property, plant and equipment	2	16
Acquisition of subsidiaries net of cash acquired	(6)	0
(Increase)/Decrease in short-term financial assets	(138)	2
Increase in investments and other long-term assets	(51)	(43)
Interest received	9	6
Net cash used in investing activities	(250)	(70)
Financing activities:		
Increase in long-term borrowings	162	80
Dividend of adidas-Salomon AG	(45)	(45)
Dividends to minority shareholders	(6)	(4)
Exercised share options	7	2
Net cash provided by financing activities	118	33
Effect of exchange rates on cash	2	(4)
Increase/(Decrease) in cash and cash equivalents	11	(11)
Cash and cash equivalents at beginning of year	190	67
Cash and cash equivalents at end of period	200	56

Rounding differences may arise in percentages and totals for figures presented in millions as calculation is always based on the figures stated in thousands.

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY (IFRS) € in millions

	Share capital	Capital surplus	Cumulative translation adjustments	Fair values of financial instruments	Retained earnings	Total
Balance at December 31, 2002	**116**	**12**	**(57)**	**(41)**	**1,050**	**1,081**
Net income					83	83
Dividend payment					(45)	(45)
Exercised share options	0	2				2
Net gain on cash flow hedges, net of tax				18		18
Net gain on net investments in foreign subsidiaries, net of tax				2		2
Currency translation			(31)			(31)
Balance at June 30, 2003	**116**	**14**	**(88)**	**(21)**	**1,088**	**1,110**
Balance at December 31, 2003	**116**	**128**	**(114)**	**(41)**	**1,265**	**1,356**
Net income					116	116
Dividend payment					(45)	(45)
Exercised share options	0	7				7
Net gain on cash flow hedges, net of tax				27		27
Net loss on net investments in foreign subsidiaries, net of tax				(1)		(1)
Currency translation			11			11
Balance at June 30, 2004	**117**	**135**	**(103)**	**(14)**	**1,335**	**1,470**

Rounding differences may arise in percentages and totals for figures presented in millions as calculation is always based on the figures stated in thousands.

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS (IFRS)

1 /// BASIS OF PREPARATION

The unaudited consolidated interim financial statements of adidas-Salomon AG and its subsidiaries (collectively the "Group" or "adidas-Salomon") for the first half year ending June 30, 2004 were prepared in accordance with accounting principles adopted by the International Accounting Standards Board ("International Financial Reporting Standards" – "IFRS"). The Group applied all International Financial Reporting Standards and Interpretations of the International Financial Reporting Standing Interpretations Committee effective as at June 30, 2004.

The accounting policies used in the preparation of the interim financial statements are consistent with those in the annual consolidated financial statements for the year ending December 31, 2003; additionally, the Group applied IAS 34 "Interim Financial Reporting".

Costs that are incurred unevenly during the financial year are anticipated or deferred in the interim report only if it would be also appropriate to anticipate or defer such costs at the end of the financial year.

These interim consolidated financial statements should be read in conjunction with the 2003 annual consolidated financial statements. The comments contained therein also apply to the quarterly financial statements and are not repeated unless explicit reference is made to certain changes. The results of operations for the first half year ending June 30, 2004 are not necessarily indicative of results to be expected for the entire year.

2 /// SEASONALITY

The sales of the Group in certain product categories are seasonal and therefore revenues and attributable earnings may vary within the fiscal year. As adidas brand sales account for approximately 80% of the Group's net revenues, sales and earnings tend to be strongest in the first and third quarters of the fiscal year. However, shifts in the share of sales and attributable earnings of particular product categories, brands or the regional composition may occur throughout the year.

3 /// ACQUISITIONS

Effective March 26, 2004, adidas-Salomon assumed full ownership of its subsidiary in Turkey, adidas Spor Malzemeleri Satis ve Pazarlama A.S., Istanbul, by purchasing the remaining 49% of shares from Esem Spor Giyim Sanayi ve Ticaret A.S., a listed Turkish trading company.

Additionally, adidas-Salomon assumed control of Valley Apparel Company of Cedar Rapids, Iowa (USA), its long-standing licensee for adidas products, by acquiring 100% of the shares, effective June 4, 2004. Valley Apparel is a producer and distributor of collegiate and professional league apparel and accessories.

In the course of a tender offer for all remaining outstanding common shares of Salomon & Taylor Made Co., Ltd., Tokyo (Japan), adidas-Salomon purchased 3,127,361 shares. This increased Salomon S.A.'s ownership in Salomon & Taylor Made Co., Ltd. to 99.3% of common stock from 79.2% prior to the offer. Settlement for tenders received took place on May 20, 2004.

4 /// EARNINGS PER SHARE

Basic earnings per share are calculated by dividing net income by the weighted average number of outstanding shares during the period (2003: 45,438,672 shares; 2004: 45,530,571 shares).

Dilutive potential shares have arisen under the management stock option plan of adidas-Salomon AG (MSOP), which was implemented in 1999. As none of the required performance criteria for the exercise of the stock options of Tranche I (1999) of the stock option plan have been fulfilled to date, this Tranche did not affect the calculation of diluted earnings per share. However under Tranche II (2000) and Tranche III (2001) of the stock option plan, dilutive potential shares do impact the diluted earnings per share calculation. The weighted average number of shares for calculating diluted earnings per share is 45,551,155 as at June 30, 2004 (June 2003: 45,447,181).

It is not necessary to include dilutive potential shares arising from the convertible bond issuance in October 2003 in the calculation of diluted earnings per share as at June 30, 2004 as none of the required conversion criteria were fulfilled at the balance sheet date.

5 /// SEGMENTAL REPORTING

Financial information in accordance with the management approach is presented on pages 27–28 of this report.

6 /// SHAREHOLDERS' EQUITY

Following the expiration of the fifth exercise period of Tranche II (2000) and the second exercise period of Tranche III (2001) of the management stock option plan of adidas-Salomon AG (MSOP), an additional 83,300 no-par-value bearer shares were issued effective January 12, 2004. The total number of no-par-value shares thus amounts to 45,537,050. The new shares carry dividend rights as of January 1, 2004.

Accordingly, the stock capital of adidas-Salomon AG was increased by € 213,248 to a total of € 116,574,848.

As recommended by the Management, a dividend of € 1.00 per share totaling € 45,453,750 was paid for the fiscal year 2003 following the approval of the Annual General Meeting held on May 13, 2004.

7 /// SUBSEQUENT EVENTS

Following the expiration of the sixth exercise period of Tranche II (2000) and the third exercise period of Tranche III (2001) of the management stock option plan of adidas-Salomon AG (MSOP), an additional 151,350 no-par-value bearer shares were issued effective July 5, 2004. The total amount of no-par-value shares thus amounts to 45,688,400. The new shares carry dividend rights as of January 1, 2004.

Accordingly, the stock capital of adidas-Salomon AG was increased by € 387,456 to a total of € 116,962,304.

Herzogenaurach, August 3, 2004 /// The Executive Board of adidas-Salomon AG

SEGMENTAL INFORMATION BY BRAND € in millions

	1st Half Year 2004	1st Half Year 2003	**2nd Quarter 2004**	2nd Quarter 2003
adidas				
Net sales	**2,584**	2,542	**1,207**	1,137
Gross profit	**1,133**	989	**524**	435
Gross margin	**43.8%**	38.9%	**43.5%**	38.2%
Operating profit	**263**	182	**82**	47
Salomon				
Net sales	**194**	191	**72**	67
Gross profit	**66**	70	**27**	28
Gross margin	**33.9%**	36.4%	**37.8%**	41.7%
Operating profit	**(45)**	(39)	**(27)**	(24)
TaylorMade-adidas Golf				
Net sales	**302**	311	**185**	177
Gross profit	**143**	147	**92**	88
Gross margin	**47.5%**	47.3%	**49.4%**	49.9%
Operating profit	**17**	31	**30**	29
HQ/Consolidation				
Net sales	**10**	17	**4**	11
Gross profit	**114**	126	**68**	72
Operating profit	**0**	4	**7**	10
Total				
Net sales	**3,091**	3,061	**1,468**	1,392
Gross profit	**1,456**	1,331	**711**	623
Gross margin	**47.1%**	43.5%	**48.4%**	44.8%
Operating profit	**236**	178	**92**	62

Rounding differences may arise in percentages and totals for figures presented in millions as calculation is always based on the figures stated in thousands.

SEGMENTAL INFORMATION BY REGION € in millions

	1st Half Year 2004	1st Half Year 2003	2nd Quarter 2004	2nd Quarter 2003
Europe				
Net sales	**1,691**	1,657	**740**	724
Gross profit	**787**	662	**355**	294
Gross margin	**45.7%**	39.6%	**47.3%**	40.2%
Operating profit	**331**	245	**120**	84
North America				
Net sales	**707**	790	**379**	385
Gross profit	**257**	288	**145**	147
Gross margin	**35.2%**	35.2%	**36.9%**	36.8%
Operating profit	**13**	47	**29**	37
Asia				
Net sales	**566**	509	**289**	229
Gross profit	**279**	239	**144**	108
Gross margin	**49.1%**	46.8%	**49.5%**	47.1%
Operating profit	**98**	72	**49**	28
Latin America				
Net sales	**99**	78	**50**	42
Gross profit	**38**	29	**20**	17
Gross margin	**38.8%**	37.8%	**39.7%**	39.9%
Operating profit	**15**	11	**7**	7
HQ/Consolidation				
Net sales	**28**	26	**10**	12
Gross profit	**95**	113	**48**	57
Operating profit	**(223)**	(197)	**(114)**	(95)
Total				
Net sales	**3,091**	3,061	**1,468**	1,392
Gross profit	**1,456**	1,331	**711**	623
Gross margin	**47.1%**	43.5%	**48.4%**	44.8%
Operating profit	**236**	178	**92**	62

Rounding differences may arise in percentages and totals for figures presented in millions as calculation is always based on the figures stated in thousands.

EXECUTIVE BOARD ///

HERBERT HAINER
Chairman and Chief Executive Officer

GLENN BENNETT
Global Operations

MANFRED IHLE
Legal and Environmental Affairs
until June 30, 2004

MICHEL PERRAUDIN
Human Resources, Key Projects and Corporate Services

ROBIN J. STALKER
Finance

ERICH STAMMINGER
Global Marketing and North America

SUPERVISORY BOARD ///

HENRI FILHO
Chairman

DR. HANS FRIDERICHS
Deputy Chairman

FRITZ KAMMERER[1]
Deputy Chairman

SABINE BAUER[1]

DR. MANFRED GENTZ

IGOR LANDAU

ROLAND NOSKO[1]

HANS RUPRECHT[1]

WILLI SCHWERDTLE

HEIDI THALER-VEH[1]

CHRISTIAN TOURRES

KLAUS WEISS[1]

[1] Employee representative

In the spring of 2004, a new Supervisory Board was elected.

Biographical information on Executive Board members as well as mandates for all members of the Executive and Supervisory Boards are available at www.adidas-Salomon.com.

MANAGEMENT BOARDS

OCTOBER 5 ///	INVESTOR DAY IN HERZOGENAURACH, GERMANY
NOVEMBER 3 ///	NINE MONTHS 2004 RESULTS PRESS RELEASE, CONFERENCE CALL AND WEBCAST
MARCH 9 ///	2004 FULL YEAR RESULTS ANALYST AND PRESS CONFERENCES PRESS RELEASE, CONFERENCE CALL AND WEBCAST
MAY 2 ///	FIRST QUARTER 2005 RESULTS PRESS RELEASE, CONFERENCE CALL AND WEBCAST
MAY 4 ///	ANNUAL GENERAL MEETING IN FÜRTH (BAVARIA), GERMANY WEBCAST
MAY 5 ///	DIVIDEND PAID[1]
AUGUST 3 ///	FIRST HALF 2005 RESULTS PRESS RELEASE, CONFERENCE CALL AND WEBCAST

[1] SUBJECT TO ANNUAL GENERAL MEETING APPROVAL

adidas-Salomon AG
Adi-Dassler-Str. 1 /// 91074 Herzogenaurach /// Germany
phone: +49(0)9132 84-0 /// fax: +49(0)9132 84-2241
www.adidas-Salomon.com

INVESTOR RELATIONS
phone: +49(0)9132 84-2920 / 3584 /// fax: +49(0)9132 84-3127
e-mail: investor.relations@adidas.de
www.adidas-Salomon.com/en/investor/

adidas-Salomon is a member of DAI (German Share Institute),
DIRK (German Investor Relations Association)
and NIRI (National Investor Relations Institute, USA).

This report is also available in German.

CONCEPT AND DESIGN
häfelinger+wagner design, munich